
10011886

EASTGROUP PROPERTIES 2009

STRENGTH in STRATEGY

"EastGroup has sometimes been accused of having an old-fashioned and overly conservative business strategy. We are guilty, but we view it as a strength that creates strategic flexibility."

DAVID H. HOSTER II, PRESIDENT AND CEO



WORLD HOUSTON INTERNATIONAL BUSINESS CENTER 30, HOUSTON, TEXAS





OFFICERS

(left to right) KEVIN SAGER Vice President; MICHAEL P. SACCO III Vice President; CHRIS SEGREST Vice President; BILL GRAY, CPA Vice President; WILLIAM D. PETSAS Senior Vice President; BRENT W. WOOD Senior Vice President; DAVID H. HOSTER II President and Chief Executive Officer; N. KEITH MCKEY, CPA Executive Vice President, Chief Financial Officer, Secretary and Treasurer; BRIAN LAIRD, CPA Vice President; JANN W. PUCKETT Vice President; BRUCE CORKERN, CPA Senior Vice President, Chief Accounting Officer and Controller; ANTHONY A. RUFRANO Vice President; JOHN F. COLEMAN Senior Vice President; JOHN E. TRAVIS Vice President

DIRECTORS

D. PIKE ALOIAN New York, NY; Director since 1999; Partner, Rothschild Realty Managers, LLC H.C. BAILEY, JR. Jackson, MS; Director since 1980; Chairman and President, H.C. Bailey Company (real estate development and investment) HAYDEN C. EAVES III Pasadena, CA; Director since 2002; Private Real Estate Investor FREDRIC H. GOULD New York, NY; Director since 1998; Chairman of General Partner, Gould Investors, LP; Chairman, One Liberty Properties; Chairman, BRT Realty Trust DAVID H. HOSTER II Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997 MARY E. MCCORMICK Columbus, Ohio; Director since 2005; Senior Advisor, Rothschild Realty Managers, LLC DAVID M. OSNOS Washington, D.C.; Director since 1993; Of Counsel of the law firm of Arent Fox PLLC LELAND R. SPEED Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc.

ACCOMPLISHMENTS

Strengthened balance sheet with $57.6 million proceeds from the sale of 1.6 million common shares.

Paid 120th consecutive quarterly cash dividend without a reduction.

Acquired four business distribution complexes with 835,000 square feet and a combined investment of $40 million over the past nine months.

Added 12 development properties with 1.2 million square feet and an investment of $86 million to the portfolio.

Funds from operations of $80.6 million or $3.14 per share – the second highest per share amount in EastGroup's history.

PORTFOLIO BY STATE (COST)


Florida
29%
Texas
30%
California
15%
Other
15%
Arizona
11%

BY PERCENTAGE AS OF 2/28/10


San Francisco
Fresno
Santa Barbara
Los Angeles
San Diego
Las Vegas
Phoenix
Tucson
Denver
El Paso
Dallas
San Antonio
Houston
Jackson
New Orleans
Charlotte
Jacksonville
Orlando
Tampa
Ft. Myers
Ft. Lauderdale/
Palm Beach

■ Properties ◇ Corporate Headquarters ○ Regional Offices

FINANCIAL HIGHLIGHTS ($ in thousands, except per share data)

		2009	2008	2007
Operations (for year ended December 31)				
Revenues	$	172,354	168,503	150,130
Net income available to common stockholders	$	26,659	32,134	27,110
Funds from operations	$	80,560	81,325	74,166
Property Portfolio (at year-end)				
Real estate properties, at cost	$	1,470,907	1,405,302	1,270,559
Total assets	$	1,178,518	1,156,205	1,055,833
Total debt	$	692,105	695,692	600,804
Stockholders' equity	$	444,519	410,840	402,385
Square feet of real estate properties		27,161,000	25,612,000	23,694,000
Common Share Data (for year ended December 31, except as indicated below)				
Net income available to common stockholders per diluted share	$	1.04	1.30	1.14
Funds from operations per diluted share	$	3.14	3.30	3.12
Dividends per share	$	2.08	2.08	2.00
Shares outstanding (in thousands at year-end)		26,826	25,070	23,809
Share price (at year-end)	$	38.28	35.58	41.85
Diluted shares for earnings per share and funds from operations (in thousands)		25,690	24,653	23,781

COUNTRY CLUB COMMERCE CENTER III, TUCSON, ARIZONA


5990

Entrance canopy for architectural effect and shading

White TPO or cap sheet roof to reduce heat gain

Extensive glass to enhance office appeal

WHAT IS A BUSINESS DISTRIBUTION BUILDING?

EastGroup's property focus is multi-tenant business distribution buildings. This type of industrial building makes up over 77% of our portfolio and represents over 84% of what we have developed internally. Because business distribution buildings are extremely flexible and offer an up-scale quality office/warehouse environment, they appeal to a wide range of users, many of whom operate their entire business in their space. In particular, this product works well for the customer in the 5,000 to 50,000 square foot range which is the part of the market where the largest job growth typically occurs.

Skylights for interior warehouse illumination

Minimum 120' truck court which may include additional trailer storage

Personnel doors with cantilevered steps


Architectural reveal patterns in concrete tilt wall
Recessed office entrances for architectural interest and to reduce heat loads
Parapet wall to shield equipment on roof
Extensive landscaping
Two rows of parking to allow for higher office use

We categorize business distribution buildings to include:

- Building size of 60,000 to 100,000 square feet (typically 80,000 to 90,000 square feet).
- Ceiling clear height of 20 to 24 feet (typically 24 feet).
- Multiple store front entries designed for divisibility.
- Building depth of 200 feet or less (typically 150–175 feet).
- Office build-out of 10–25% (average 15%).
- Dock high loading doors with a small number of drive-in ramps.
- Bay sizes 40x40 feet minimum.
- Parking ratio of approximately two spaces per thousand building square feet.


Maximum number of loading doors for increased customer flexibility

EASTGROUP STRATEGY

Increasing shareholder value through internal operations, acquisitions and selective development.

Submarket driven investments where location sensitive customers want to be.

Clustering of multi-tenant, business distribution properties on in-fill sites around transportation features.

Diversification in Sunbelt growth markets.

EASTGROUP PROFILE

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the acquisition, development and operation of industrial properties in major Sunbelt markets throughout the United States with an emphasis in the states of Florida, Texas, Arizona and California. The Company's strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation features in supply constrained submarkets. EastGroup's portfolio currently includes 28.1 million square feet.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994, 1997, 2005, 2006, 2008 and 2009, direct placements of common shares in 1997 and 2003, a perpetual preferred share underwriting in 1998 (redeemed in 2003), a direct placement of convertible preferred shares in 1998 (converted to common shares in 2003) and a direct placement of perpetual preferred shares in 2003 (redeemed in 2008). Four public REITs have been merged into or acquired by EastGroup—Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares are traded on the New York Stock Exchange under the symbol "EGP". The Company's shares are included in the S&P SmallCap 600 Index.

WORLD HOUSTON INTERNATIONAL BUSINESS CENTER, HOUSTON, TEXAS



LETTER TO SHAREHOLDERS

EastGroup has sometimes been accused of having an old-fashioned and overly conservative business strategy. We are guilty, but we view it as a strength that creates strategic flexibility. A company's business plan is tested during times such as these, and we are pleased to report that ours is working. Although we have experienced a decline in funds from operations per share during this period (4.8% in 2009), we have achieved a number of positives in difficult operating and capital environments.

We strengthened an already good balance sheet with the sale of common stock, the proceeds of which are being invested on an accretive basis. Reflecting the changing realities of the marketplace, our strategy of measured growth through the development of new product changed to the acquisition of business distribution properties with the purchase of $40 million of new investments over the last nine months. We maintained our dividend level and paid it in cash but were disappointed that, after 16 years of increases, we did not increase again.

Our total return to shareholders (dividends plus the change in common share price) for 2009 was 14.4% after a negative 10.8% in 2008. Over the longer term, EastGroup's average annual total return to shareholders was 6.4% for five years, 15.3% for ten years and 16.6% for fifteen years.

Our strategy is simple and straightforward and cycle proven. We acquire, develop and operate multi-tenant business distribution facilities for customers who are location sensitive. Our properties are designed for users primarily in the 5,000 to 50,000 square foot range and are clustered around transportation features in supply constrained submarkets in major Sunbelt metropolitan areas.





TOTAL RETURN PERFORMANCE



EGP
NAREIT
S&P
$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009



WORLD HOUSTON INTERNATIONAL BUSINESS CENTER 26, HOUSTON, TEXAS

RESULTS

Funds from operations (FFO) for 2009 were $80.6 million or $3.14 per share as compared to $81.3 million or $3.30 per share, a 4.8% decrease per share but the second highest level in our history.

Please note that EastGroup calculates FFO based on NAREIT's definition which excludes gains on the sales of depreciable real estate. In addition, we differ from our industrial REIT peer group in that 98% of our FFO comes from rental income and does not include substantial income from fees or one-time joint venture transactions.

The decrease in FFO primarily reflected our decline in property occupancies during the year from 93.8% at the end of 2008 to 89.4% at December 31, 2009. Simultaneously, we experienced a 5.3% decrease in rents with straight-lining (average rent over the life of the lease) and a 10.1% decrease without it (sometimes referred to as cash rent). As a result of the declines in both occupancy and rents in 2009, same property net operating results decreased for the first time in six years.

EastGroup has a large and diverse customer base which we believe is helping us weather the economic downturn. At year-end, we had over 1,200 customers with an average size of 21,100 square feet and a weighted average lease term of 5.6 years. If you exclude the leases under 2,500 square feet, which are primarily in Tampa, our average customer size is 23,600 square feet. An important EastGroup distinction is that our customers, whether national or local, primarily distribute to the metropolitan area in which their space is located rather than to a much larger region or to the entire country.

FINANCIAL STRENGTH

During 2009, we enhanced an already strong, flexible and conservative balance sheet in a time of challenging capital markets. At December 31, our debt to market capitalization was 40.3%, and our floating rate bank debt was only 5.2% of total capitalization. For the year, our interest and fixed charge coverage ratios were both 3.5 times, and our total debt to EBITDA ratio was 6.1. In October, Fitch Ratings reaffirmed our investment grade issuer rating of BBB.

In May, we took advantage of an attractive equity capital market for EastGroup shares and initiated a continuous equity program. This program, which was completed in late December, generated net proceeds of $57.6 million through the issuance and sale of 1.6 million common shares at an average price of $36.48. We were pleased that we were able to sell these shares at prices exceeding our original expectations and with an underwriting fee of only 1%. The equity offering was done in anticipation of investing the proceeds in property acquisitions on an accretive basis.

On the debt side, we are half way through a four-year $200 million unsecured revolving credit facility with seven banks which runs to January 2012. This line of credit, which can be expanded by $100 million, has an option for a one-year renewal and currently has a floating rate of LIBOR plus 70 basis points. We also have a four-year, $25 million working capital line. At year-end, we had $89.2 million outstanding on these two lines that provided us with over $133 million of bank borrowing capacity.

Our line of credit is primarily used to fund property acquisitions and our development program. As market conditions permit, we employ fixed rate, non-recourse first mortgage debt and/or equity to replace the short-term bank borrowings. For mortgages, we historically have dealt directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process.

In May, we closed one of these first mortgage-type borrowings. The $67 million limited recourse mortgage, which is secured by properties containing 1.7 million square feet, has a fixed interest rate of 7.5%, a 10-year term and a 20-year amortization schedule.

This new mortgage represented the refinancing of a maturing 10-year loan with a balloon payment of $31.4 million. Using the same properties as collateral, we were pleased to generate net new proceeds of over $35 million which were used to reduce variable rate bank debt.

In 2010, EastGroup does not have any debt maturities. We do expect to obtain at least one new mortgage loan in the second half of the year for $60-$70 million. We plan to use the proceeds to both fund acquisitions and have capital available to cover a portion of 2011 debt maturities.

CAPITAL RECYCLING

Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development has historically been an integral part of our strategy. This process allows us to continually upgrade the quality, location and growth potential of our assets.

In late 2008, we concluded that we would find ourselves in a "buyers market" in 2009. Lack of available credit for real estate and a poor economy combined with rising yields and motivated sellers seemed to point to excellent investment opportunities for purchases with capital. The volume of industrial properties that fit our criteria was not as great as hoped for, but we were able to identify and close on four attractive acquisitions for a combined investment of $40 million.

In May, we purchased the 142,000 square foot Arville Distribution Center in Las Vegas, a new market for us, for $11,050,000. Arville was constructed in 1997 and is a two-building, multi-tenant business distribution complex located in the close-in southwest submarket of the city.

In August, EastGroup acquired Interstate Distribution Center V, VI and VII in Dallas for $6,675,000. The three multi-tenant business distribution buildings are located in the city's close-in northwest submarket along the Stemmons Freeway and are either adjacent to or across the street from existing EastGroup assets. Built in 1979-1981, they contain 226,000 square feet.

The other two acquisitions were negotiated and under contract in 2009, but they did not close until 2010. In mid-January, we purchased two multi-tenant, business distribution buildings containing 193,000 square feet in Charlotte for a price of

SKY HARBOR BUSINESS PARK, PHOENIX, ARIZONA





COUNTRY CLUB COMMERCE CENTER, TUCSON, ARIZONA



BELTWAY CROSSING CENTER VII, HOUSTON, TEXAS

$5,250,000. Constructed in 1981 and 1987, one is adjacent to an existing EastGroup asset and the other is approximately one block away.

At the end of January, we acquired a 274,000 square foot, three building business distribution complex in San Diego for $17,000,000. This multi-tenant, state-of-the-art property was constructed in 2005 and purchased at a price 20-25% below replacement cost.

All four acquisitions fit our business distribution criteria and have current yields that are accretive to FFO, prices below estimated replacement cost and upside potential as vacant spaces are leased. Although acquisition yields should decline somewhat in the future, we believe our balance sheet strength will allow us to continue to make attractive investments during 2010 which will generate earnings growth for the future.

DEVELOPMENT

EastGroup's development program has had a long and successful run over the past thirteen years. We have added over nine million square feet of quality, state-of-the-art assets with a total investment of $576 million to our portfolio, including our current development program properties. As a result, we have built approximately one-third of our current portfolio through our development efforts.

The economy and the state of the real estate markets forced a shift in strategy during the second half of 2008. As a result, we had no new development starts in 2009 except for a preleased expansion of an existing building in San Antonio. Our development team spent the past year completing construction of several buildings begun in 2008 and leasing space in existing development projects. We do not expect to see attractive opportunities for new construction until at least 2011 other than possible build-to-suit developments.

Overall in 2009, we transferred 12 development properties with over 1.2 million square feet for a combined investment of $86.1 million into the portfolio. These assets are currently 79% leased. Five are located in Houston, two in Phoenix and one each in San Antonio, Tampa, Orlando, Fort Myers and Jacksonville.

At December 31, our development program had decreased to six properties with 447,000 square feet and a total investment of $35.5 million (with $5.5 million remaining to be spent). Half of these properties are scheduled to transfer into the portfolio during the first quarter of 2010.

EastGroup is an "infill" site developer. Although we do a number of build-to-suit and partially preleased developments, we have been comfortable initiating speculative development in submarkets where we have experience and an existing successful presence. These development submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers to entry. In addition, a vast majority of our new developments are subsequent phases of existing multi-building projects.



DIVIDEND GROWTH
dividend paid per year
$1.03
$1.16
$1.23
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
$1.88
$1.90
$1.92
$1.94
$1.96
$2.00
$2.08
$2.08
percentage increase per year
12.6% 6.0% 4.1% 4.7% 4.5% 5.7% 6.8% 13.9% 4.4% 1.1% 1.0% 1.0% 1.0% 2.0% 4.0% 0.0%
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009



OCEAN VIEW CORPORATE CENTER, SAN DIEGO, CALIFORNIA





WORLD HOUSTON INTERNATIONAL BUSINESS CENTER 29, HOUSTON, TEXAS



Although we do not expect to have any new development starts in 2010, we believe it is important to be well positioned for the time when good opportunities for development reappear. During 2009, we acquired 36 acres of development land for $4.9 million which was the second phase of a two part land acquisition in Orlando. Our development pipeline currently contains 366 acres with the future potential to develop approximately 4.7 million square feet of new industrial space.

We think it is important to note that, unlike many of the industrial REITs, we have not been and do not plan to be a merchant builder. EastGroup is not developing to generate immediate gains through the sale of newly created assets. We build to own and thereby increase total returns to our shareholders in both the short and longer term.

DIVIDENDS

EastGroup paid its 120th consecutive quarterly common stock dividend in December. The 2009 total dividend of $2.08 per share was the same amount that was paid in 2008 and represented the first time in 17 years that we did not increase our payout to shareholders.

This decision not to increase our quarterly dividend level was a difficult one for the Board but was determined to be the prudent approach given the overall state of the economy and the deterioration of the industrial real estate markets. Our goal is to return to our tradition of annual dividend increases as we begin to experience improved operating results. We believe it is important that EastGroup's dividend has been and continues to be 100% covered by property net operating income and does not include any FFO from fees or property transactions.



INTERIOR, ORLANDO, FLORIDA





ARVILLE DISTRIBUTION CENTER, LAS VEGAS, NEVADA

THE FUTURE

We describe our approach as paranoid optimism. Although industrial property market fundamentals remain weak, we believe that they have hit bottom and, in some markets, have begun to slowly improve. After a drop in the first quarter, we project occupancy increasing in each subsequent quarter of 2010.

In a time of recession and the bottom of the economic cycle, we think it is important to note that EastGroup's six senior executive officers have worked together as a team for over eight years. Our balance sheet is strong, and our experienced team is in place. This puts us in an excellent position to continue our acquisition program as accretive new investment opportunities become available and to initiate new developments as markets allow.

Our strategy is simple and straightforward and it works. Thank you for your confidence in EastGroup.

DAVID H. HOSTER II
PRESIDENT AND CEO

February 28, 2010



WORLD HOUSTON INTERNATIONAL BUSINESS CENTER 29, HOUSTON, TEXAS



EASTGROUP PROPERTIES

Property	Location	Size		Percentage Leased 2/28/2010	Year Acquired	Cost Before Depreciation 12/31/2009
FLORIDA						
TAMPA						
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		90%	1993/97	$ 7,261,000
JetPort Commerce Park (11)	Tampa, FL	284,000 SF		94%	93/94/95/99	11,364,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		97%	1994	7,003,000
Benjamin Distribution Center (3)	Tampa, FL	123,000 SF		81%	1998/99	7,959,000
Palm River Center (2)	Tampa, FL	144,000 SF		86%	1998	7,157,000
Palm River North (3)	Tampa, FL	212,000 SF		94%	2000/01	13,079,000
Palm River South (2)	Tampa, FL	160,000 SF		100%	2005/06	9,111,000
Walden Distribution Center (2)	Tampa, FL	212,000 SF		100%	1999/02	8,758,000
Oak Creek Distribution Center (9) (Oak Creek IX trsfd. 2/10)	Tampa, FL	831,000 SF		50%	1999-2010	43,653,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		68%	1999	5,980,000
Westlake Distribution Center (2)	Tampa, FL	140,000 SF		85%	2000/01	9,349,000
Expressway Commerce Center (3)	Tampa, FL	176,000 SF	2,711,000	79%	2003/04	11,053,000
ORLANDO						
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,147,000
Exchange Distribution Center (3)	Orlando, FL	201,000 SF		84%	1994/02	7,248,000
Sunbelt Distribution Center (6)	Orlando, FL	301,000 SF		79%	1989/99	11,860,000
John Young Commerce Center (2)	Orlando, FL	98,000 SF		100%	1999/00	7,833,000
Altamonte Commerce Center (8)	Orlando, FL	186,000 SF		85%	1999/03	9,877,000
Sunport Center (6)	Orlando, FL	372,000 SF		97%	2001-06	25,809,000
Southridge Commerce Park (9)	Orlando, FL	970,000 SF	2,179,000	94%	2006-09	61,660,000
JACKSONVILLE						
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		100%	1989/93	4,414,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		100%	1994/95	7,949,000
Lake Pointe Business Park (9)	Jacksonville, FL	375,000 SF		75%	1994	14,787,000
Ellis Distribution Center (2)	Jacksonville, FL	339,000 SF		100%	1997	8,954,000
Westside Distribution Center (5)	Jacksonville, FL	687,000 SF		100%	1997/2009	22,674,000
Beach Commerce Center	Jacksonville, FL	46,000 SF		100%	2001	2,934,000
Interstate Distribution Center (2)	Jacksonville, FL	181,000 SF	1,915,000	100%	2005	8,395,000
FORT LAUDERDALE/PALM BEACH AREA						
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		95%	1996	4,103,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		97%	1997	3,830,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		96%	1997	5,507,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		100%	1998	3,738,000
Executive Airport Distribution Center (3)	Fort Lauderdale, FL	140,000 SF		100%	2004/06	11,635,000
Sample 95 Business Park (4)	Pompano Beach, FL	209,000 SF		94%	1996/00	13,146,000
Blue Heron Distribution Center (4)	West Palm Beach, FL	210,000 SF	917,000	100%	1999/04	12,591,000
FORT MYERS						
SunCoast Commerce Center (3)	Fort Myers, FL	219,000 SF	219,000	58%	2007/08/09	18,168,000
		7,941,000 SF	7,941,000			410,986,000
CALIFORNIA						
SAN FRANCISCO AREA						
Wiegman Distribution Center (4)	Hayward, CA	262,000 SF		100%	1996	12,396,000
Huntwood Distribution Center (7)	Hayward, CA	515,000 SF		96%	1996	20,505,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	3,734,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	960,000	100%	1999	8,309,000
LOS ANGELES AREA						
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,247,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	11,201,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	6,278,000
Walnut Business Center (2)	Fullerton, CA	241,000 SF		100%	1996	8,633,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		100%	1997	7,108,000
Chino Distribution Center	Chino, CA	300,000 SF		0%	1998	13,447,000
Industry Distribution Center (3)*	City of Industry, CA	909,000 SF		90%	1998/04/07	35,658,000
Chestnut Business Center	City of Industry, CA	75,000 SF		100%	2000	5,281,000
LA Corporate Center	Monterey Park, CA	77,000 SF	2,194,000	100%	1996	8,781,000
SANTA BARBARA						
University Business Center (4)**	Santa Barbara, CA	230,000 SF		89%	1996	31,511,000
Castilian Research Center **	Santa Barbara, CA	37,000 SF	267,000	100%	2007	8,956,000
FRESNO						
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	90%	1998	17,552,000
SAN DIEGO						
Eastlake Distribution Center	San Diego, CA	191,000 SF		100%	1997	11,213,000
Ocean View Corporate Center (3) (Acq. 1/10)	San Diego, CA	274,000 SF	465,000	89%	2010	17,000,000
		4,284,000 SF	4,284,000			230,810,000
TEXAS						
DALLAS						
Interstate Warehouses (7)	Dallas, TX	597,000 SF		90%	1988-09	20,737,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		81%	1988	6,882,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		78%	1998	2,732,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		100%	1998	7,368,000
North Stemmons (2)	Dallas, TX	86,000 SF		100%	2002/07	3,364,000
Shady Trail Distribution Center	Dallas, TX	118,000 SF	1,426,000	34%	2003	4,724,000
HOUSTON						
Northwest Point Business Park (4)	Houston, TX	232,000 SF		100%	1994	9,853,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	8,020,000
West Loop Distribution Center (2)	Houston, TX	161,000 SF		100%	1997/00	7,165,000
World Houston International Business Ctr. (29)	Houston, TX	2,221,000 SF		96%	1998-09	124,406,000
America Plaza	Houston, TX	121,000 SF		100%	1998	5,935,000
Central Green Distribution Center	Houston, TX	84,000 SF		100%	1999	4,694,000
Glenmont Business Park (2)	Houston, TX	212,000 SF		100%	2000/01	9,005,000

* EGP owns 50% of IDC II. ** EGP owns 80% of this property. ( ) Represents number of buildings.

Property	Location	Size		Percentage Leased 2/28/2010	Year Acquired	Cost Before Depreciation 12/31/2009
HOUSTON (CONT'D)						
Techway Southwest (4)	Houston, TX	415,000 SF		89%	2002-09	22,684,000
Beltway Crossing Center (7) (Beltway VII trsfd. 2/10)	Houston, TX	654,000 SF		93%	2002-10	34,882,000
Kirby Business Center	Houston, TX	125,000 SF		100%	2004	3,996,000
Clay Campbell Distribution Center (2)	Houston, TX	118,000 SF	4,735,000	100%	2005	4,102,000
EL PASO						
Butterfield Trail (8)	El Paso, TX	687,000 SF		94%	1997/00	25,366,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF		96%	1999	6,773,000
Americas Ten Business Center	El Paso, TX	98,000 SF	957,000	100%	2003	4,390,000
SAN ANTONIO						
Alamo Downs Distribution Center (2)	San Antonio, TX	253,000 SF		94%	2004	8,221,000
Arion Business Park (18)	San Antonio, TX	714,000 SF		99%	2005-08	52,058,000
Wetmore Business Center (8)	San Antonio, TX	480,000 SF		85%	2005/09	33,184,000
Fairgrounds Business Park (4)	San Antonio, TX	231,000 SF	1,678,000	85%	2007	10,937,000
		8,796,000 SF	8,796,000			421,478,000
ARIZONA						
PHOENIX AREA						
Broadway Industrial Park (6)	Tempe, AZ	316,000 SF		72%	1996-02	15,871,000
Kyrene Distribution Center (2)	Tempe, AZ	130,000 SF		58%	1999/02	6,981,000
Southpark Distribution Center	Chandler, AZ	70,000 SF		100%	2001	4,227,000
Santan 10 Distribution Center (2)	Chandler, AZ	150,000 SF		66%	2005/07	9,468,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		91%	1996	14,363,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000 SF		100%	1997	3,149,000
Estrella Distribution Center	Phoenix, AZ	174,000 SF		33%	1998	6,184,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		73%	1998	2,803,000
East University Distribution Center (2)	Phoenix, AZ	145,000 SF		57%	1998	6,102,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		100%	1998	5,346,000
Interstate Commons Distribution Center (4)	Phoenix, AZ	233,000 SF		79%	1999/01/08	11,091,000
Airport Commons Distribution Center	Phoenix, AZ	63,000 SF		77%	2003	3,074,000
40th Avenue	Phoenix, AZ	90,000 SF		100%	2009	6,715,000
Sky Harbor Business Park (5)	Phoenix, AZ	264,000 SF	2,158,000	51%	2009	25,328,000
TUCSON						
Country Club Commerce Center (4) (Country Club III & IV trsfd. 2/10)	Tucson, AZ	336,000 SF		77%	1997-10	20,173,000
Airport Distribution Center	Tucson, AZ	163,000 SF		100%	1998	7,097,000
Southpointe Distribution Center	Tucson, AZ	207,000 SF		100%	1999	6,932,000
Benan Distribution Center	Tucson, AZ	44,000 SF	750,000	25%	2005	2,943,000
		2,908,000 SF	2,908,000			157,847,000
NORTH CAROLINA						
CHARLOTTE AREA						
NorthPark Business Park (4)	Charlotte, NC	322,000 SF		76%	2006	19,074,000
Lindbergh Business Park (2)	Charlotte, NC	77,000 SF		100%	2007	4,057,000
Commerce Park Center (3) (Commerce Park 2 & 3 Acq. 1/10)	Charlotte, NC	297,000 SF		91%	2007/10	10,608,000
Nations Ford Business Park (4)	Charlotte, NC	456,000 SF		70%	2007	20,307,000
Airport Commerce Center (2)	Charlotte, NC	192,000 SF		85%	2008	11,645,000
Interchange Park	Charlotte, NC	150,000 SF		100%	2008	8,940,000
Ridge Creek Distribution Center	Charlotte, NC	260,000 SF		100%	2008	14,818,000
Waterford Distribution Center	Rock Hill, SC	67,000 SF		100%	2008	4,049,000
		1,821,000 SF	1,821,000			93,498,000
LOUISIANA						
NEW ORLEANS						
Elmwood Business Park (5)	New Orleans, LA	263,000 SF		97%	1997	12,190,000
Riverbend Business Park (3)	New Orleans, LA	592,000 SF		70%	1997	22,332,000
		855,000 SF	855,000			34,522,000
COLORADO						
DENVER						
Rampart Distribution Center (4)	Denver, CO	274,000 SF		94%	89/98/00	16,152,000
Concord Distribution Center	Denver, CO	78,000 SF		34%	2007	5,868,000
Centennial Park	Denver, CO	68,000 SF		100%	2008	5,766,000
		420,000 SF	420,000			27,786,000
NEVADA						
LAS VEGAS						
Arville Distribution Center	Las Vegas, NV	142,000 SF	142,000	68%	2009	10,044,000
MISSISSIPPI						
JACKSON AREA						
Interchange Business Park (3)	Jackson, MS	127,000 SF		79%	1997	7,234,000
Tower Automotive	Madison, MS	210,000 SF		100%	2002	11,148,000
Metro Airport Commerce Center	Jackson, MS	32,000 SF		63%	2003	2,704,000
		369,000 SF	369,000			21,086,000
TENNESSEE						
MEMPHIS						
Memphis I	Memphis, TN	92,000 SF	92,000	100%	1998	2,904,000
OKLAHOMA						
OKLAHOMA CITY						
Northpoint Commerce Center	Oklahoma City, OK	58,000 SF	58,000	95%	1998	4,616,000
TULSA						
Braniff Park West (2)	Tulsa, OK	259,000 SF	259,000	63%	1996	8,003,000
		317,000 SF	317,000			12,619,000
Total		27,945,000 SF				$1,423,580,000



FINANCIALS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

EastGroup's goal is to maximize shareholder value by being a leading provider in its markets of functional, flexible, and quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. The Company acquires, develops and operates distribution facilities, the majority of which are clustered around major transportation features in supply constrained submarkets in major Sunbelt regions. The Company's core markets are primarily in the states of Florida, Texas, Arizona and California.

The Company believes that the slowdown in the economy has affected and will continue to affect its operations. The Company has experienced decreases in occupancy and rental rates and increases in bad debt expense, and it has no plans for development starts. The current economic situation is also impacting lenders, and it is more difficult to obtain financing. Loan proceeds as a percentage of property value has decreased, property values have decreased, and long-term interest rates have increased. The Company believes that its current lines of credit provide the capacity to fund the operations of the Company for 2010 and 2011. The Company also believes that it can obtain mortgage financing from insurance companies and financial institutions and issue common equity as evidenced by the closing of a $67 million mortgage loan in May and the proceeds from its $57.6 million common stock offering in 2009, as described in *Liquidity and Capital Resources*.

The Company's primary revenue is rental income; as such, EastGroup's greatest challenge is leasing space. During 2009, leases on 4,953,000 square feet (18.2%) of EastGroup's total square footage of 27,161,000 expired, and the Company was successful in renewing or re-leasing 69.0% of the expiring square feet. In addition, EastGroup leased 1,827,000 square feet of other vacant space during the year. During 2009, average rental rates on new and renewal leases decreased by 5.3%. Property net operating income (PNOI) from same properties decreased 4.3% for 2009 as compared to 2008.

EastGroup's total leased percentage was 90.0% at December 31, 2009 compared to 94.8% at December 31, 2008. Leases scheduled to expire in 2010 were 15.3% of the portfolio on a square foot basis at December 31, 2009, and this figure was reduced to 10.4% as of February 25, 2010.

The Company generates new sources of leasing revenue through its acquisition and development programs. During 2009, EastGroup purchased two multi-tenant, business distribution complexes with a total of five buildings (368,000 square feet) and 35.9 acres of development land for a total of $22.7 million. The operating properties are located in Las Vegas (142,000 square feet) and Dallas (226,000 square feet), and the development land is located in Orlando.

EastGroup continues to see targeted development as a major contributor to the Company's long-term growth. The Company mitigates risks associated with development through a Board-approved maximum level of land held for development and by adjusting development start dates according to leasing activity. EastGroup's development activity has slowed considerably as a result of current market conditions. During the fourth quarter of 2009, the Company began construction on a 20,000 square foot expansion at Arion 8 in San Antonio to accommodate the growth of an existing customer. This was the only development start in 2009, and there are currently no other planned development starts. During 2009, the Company transferred 12 properties (1,242,000 square feet) with aggregate costs of $82.2 million at the date of transfer from development to real estate properties. EastGroup began construction on all of these properties prior to 2009. These properties, which were collectively 78.8% leased as of February 25, 2010, are located in Phoenix, Arizona; Houston and San Antonio, Texas; and Ft. Myers, Jacksonville, Orlando and Tampa, Florida.

During 2009, the Company funded its acquisition and development programs through its $225 million lines of credit, the closing of a $67 million mortgage, and the proceeds from its $57.6 million common stock offering (as discussed in *Liquidity and Capital Resources*). As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, non-recourse first mortgage debt to replace short-term bank borrowings.

EastGroup has one reportable segment – industrial properties. These properties are primarily located in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions: property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and funds from operations available to common stockholders (FFO), defined as net income (loss) computed in accordance with U.S. generally accepted accounting principles (GAAP), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO based on the National Association of Real Estate Investment Trusts' (NAREIT) definition.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the properties' performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other real estate investment trusts (REITs). The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease space and to recover from tenants the operating costs associated with those leases.

Real estate income is comprised of rental income, pass-through income and other real estate income including lease termination fees. Property operating expenses are comprised of property taxes, insurance, utilities, repair and maintenance expenses, management fees, other operating costs and bad debt expense. Generally, the Company's most significant operating expenses are property taxes and insurance. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recovered.

The Company believes FFO is a meaningful supplemental measure of operating performance for equity REITs. The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, nor is it a measure of the Company's liquidity or indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. In addition, FFO, as reported by the Company, may not be comparable to FFO by other REITs that do not define the term in accordance with the current NAREIT definition. The Company's key drivers affecting FFO are changes in PNOI (as discussed above), interest rates, the amount of leverage the Company employs and general and administrative expense. The following table presents reconciliations of PNOI and FFO Available to Common Stockholders to Net Income Attributable to EastGroup Properties, Inc. for three fiscal years.

	Years Ended December 31,		
	2009	*2008*	*2007*
	(In thousands, except per share data)		
Income from real estate operations	$ **172,273**	168,255	150,038
Expenses from real estate operations	**(50,259)**	(47,259)	(40,837)
PROPERTY NET OPERATING INCOME	**122,014**	120,996	109,201
Equity in earnings of unconsolidated investment (before depreciation)	**452**	448	417
Income (loss) from discontinued operations (before depreciation and amortization)	**(88)**	158	564
Interest income	**302**	293	306
Gain on sales of securities	**–**	435	–
Other income	**81**	248	92
Interest expense	**(32,520)**	(30,192)	(27,314)
General and administrative expense	**(9,071)**	(8,547)	(8,295)
Noncontrolling interest in earnings (before depreciation and amortization)	**(641)**	(827)	(783)
Gain on sales of non-operating real estate	**31**	321	2,602
Dividends on Series D preferred shares	**–**	(1,326)	(2,624)
Costs on redemption of Series D preferred shares	**–**	(682)	–
FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS	**80,560**	81,325	74,166
Depreciation and amortization from continuing operations	**(53,953)**	(51,144)	(47,644)
Depreciation and amortization from discontinued operations	**(51)**	(148)	(414)
Depreciation from unconsolidated investment	**(132)**	(132)	(132)
Noncontrolling interest depreciation and amortization	**206**	201	174
Gain on sales of depreciable real estate investments	**29**	2,032	960
NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS	**26,659**	32,134	27,110
Dividends on Series D preferred shares	**–**	1,326	2,624
Costs on redemption of Series D preferred shares	**–**	682	–
NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.	$ **26,659**	34,142	29,734
Net income available to common stockholders per diluted share	$ **1.04**	1.30	1.14
Funds from operations available to common stockholders per diluted share	**3.14**	3.30	3.12
Diluted shares for earnings per share and funds from operations	**25,690**	24,653	23,781

The Company analyzes the following performance trends in evaluating the progress of the Company:

- The FFO change per share represents the increase or decrease in FFO per share from the same quarter in the current year compared to the prior year. FFO per share for the fourth quarter of 2009 was $.75 per share compared with $.85 per share for the same period of 2008, a decrease of 11.8% per share. PNOI decreased 2.1% primarily due to a decrease in PNOI of $1,711,000 from same property operations, offset by additional PNOI of $681,000 from newly developed properties and $311,000 from 2008 and 2009 acquisitions.

  For the year 2009, FFO was $3.14 per share compared with $3.30 per share for 2008, a decrease of 4.8% per share. PNOI increased 0.8% mainly due to additional PNOI of $4,479,000 from newly developed properties and $1,218,000 from 2008 and 2009 acquisitions, offset by a decrease of $4,843,000 from same property operations.

- Same property net operating income change represents the PNOI increase or decrease for the same operating properties owned during the entire current period and prior year reporting period. PNOI from same properties decreased 5.6% for the three months ended December 31, 2009. For the year 2009, PNOI from same properties decreased 4.3%.
- Bad debt expense for the three months ended December 31, 2009 was $473,000 compared to $307,000 for the same period of 2008. For the year 2009, bad debt expense was $2,101,000 compared to $1,590,000 for 2008.
- Occupancy is the percentage of leased square footage for which the lease term has commenced as compared to the total leasable square footage as of the close of the reporting period. Occupancy at December 31, 2009 was 89.4%. Quarter-end occupancy ranged from 88.9% to 93.8% over the period from December 31, 2008 to December 31, 2009.
- Rental rate change represents the rental rate increase or decrease on new and renewal leases compared to the prior leases on the same space. Rental rate decreases on new and renewal leases (4.5% of total square footage) averaged 4.4% for the fourth quarter of 2009. For the year, rental rate decreases on new and renewal leases (19.3% of total square footage) averaged 5.3%.

Performance Graph

The following graph compares, over the five years ended December 31, 2009, the cumulative total shareholder return on EastGroup's Common Stock with the cumulative total return of the Standard & Poor's 500 Index (S&P 500) and the Equity REIT index prepared by the National Association of Real Estate Investment Trusts (NAREIT Equity).

The performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.


$250.00
$200.00
$150.00
$100.00
$50.00
EastGroup
NAREIT Equity
S&P 500
2004
2005
2006
2007
2008
2009

	Fiscal years ended December 31,					
	2004	2005	2006	2007	2008	2009
EastGroup	$ 100.00	123.39	152.25	124.33	110.93	125.83
NAREIT Equity	100.00	112.16	151.48	127.71	79.53	101.79
S&P 500	100.00	103.00	117.03	121.16	74.53	92.01

The information above assumes that the value of the investment in shares of EastGroup's Common Stock and each index was $100 on December 31, 2004, and that all dividends were reinvested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the reported operations of the Company.

Real Estate Properties

The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. Goodwill is recorded when the purchase price exceeds the fair value of the assets and liabilities acquired. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. The purchase price is also allocated among the following categories of intangible assets: the above or below market component of in-place leases, the value of in-place leases, and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the Consolidated Balance Sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the Consolidated Balance Sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

During the period in which a property is under development, costs associated with development (i.e., land, construction costs, interest expense, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities.

The Company reviews its real estate investments for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years. EastGroup currently has the intent and ability to hold its real estate investments and to hold its land inventory for future development. In the event of impairment, the property's basis would be reduced, and the impairment would be recognized as a current period charge on the Consolidated Statements of Income.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit reviews and analyses on prospective tenants before significant leases are executed. On a quarterly basis, the Company evaluates outstanding receivables and estimates the allowance for doubtful accounts. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes that its allowance for doubtful accounts is adequate for its outstanding receivables for the periods presented. In the event that the allowance for doubtful accounts is insufficient for an account that is subsequently written off, additional bad debt expense would be recognized as a current period charge on the Consolidated Statements of Income.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2009, 2008 and 2007 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

EastGroup's assets were $1,178,518,000 at December 31, 2009, an increase of $22,313,000 from December 31, 2008. Liabilities decreased $11,407,000 to $731,422,000 and equity increased $33,720,000 to $447,096,000 during the same period. The paragraphs that follow explain these changes in detail.

ASSETS

Real Estate Properties

Real estate properties increased $118,306,000 during the year ended December 31, 2009, primarily due to the purchase of two multi-tenant, business distribution complexes with a total of five buildings and the transfer of 12 properties from development, as detailed under *Development* below. These increases were offset by the disposition of one operating property, Butterfield Trail (Building G), during the year. The property was sold for $979,000, and a gain of $29,000 was recognized.

REAL ESTATE PROPERTIES ACQUIRED IN 2009	*Location*	*Size*	*Date Acquired*	*Cost* (1)
		(Square feet)		*(In thousands)*
Arville Distribution Center	Las Vegas, NV	142,000	05/27/09	$ 10,027
Interstate Distribution Center V, VI and VII	Dallas, TX	226,000	08/13/09	5,930
Total Acquisitions		368,000		$ 15,957

(1) *Total cost of the properties acquired was $17,725,000, of which $15,957,000 was allocated to real estate properties as indicated above. Intangibles associated with the purchases of real estate were allocated as follows: $1,207,000 to in-place lease intangibles, $568,000 to above market leases (both included in Other Assets on the Consolidated Balance Sheets) and $7,000 to below market leases (included in Other Liabilities on the Consolidated Balance Sheets). All of these costs are amortized over the remaining lives of the associated leases in place at the time of acquisition. During 2009, the Company expensed acquisition-related costs of $115,000 in connection with the Arville and Interstate acquisitions. These costs are included in General and Administrative Expenses on the Consolidated Statements of Income.*

The Company made capital improvements of $16,212,000 on existing and acquired properties (included in the Capital Expenditures table under *Results of Operations*). Also, the Company incurred costs of $5,584,000 on development properties subsequent to transfer to real estate properties; the Company records these expenditures as development costs on the Consolidated Statements of Cash Flows during the 12-month period following transfer.

Development

The investment in development at December 31, 2009 was $97,594,000 compared to $150,354,000 at December 31, 2008. Total capital invested for development during 2009 was $35,057,000, which consisted of costs of $20,931,000 and $8,542,000 as detailed in the development activity table and costs of $5,584,000 on developments transferred to *Real Estate Properties* during the 12-month period following transfer.

During 2009, EastGroup purchased 35.9 acres of development land in Orlando for $4,935,000. Costs associated with this acquisition are included in the development activity table. The Company transferred 12 developments to *Real Estate Properties* during 2009 with a total investment of $82,233,000 as of the date of transfer.

DEVELOPMENT	Size	Costs Incurred For the Year Ended 12/31/09	Costs Incurred Cumulative as of 12/31/09	Estimated Total Costs(1)
	(Square feet)		(In thousands)	
LEASE-UP				
Beltway Crossing VII, Houston, TX	95,000	$ 1,432	5,645	6,400
Country Club III & IV, Tucson, AZ	138,000	2,680	10,727	12,100
Oak Creek IX, Tampa, FL	86,000	951	5,151	5,800
Blue Heron III, West Palm Beach, FL	20,000	652	2,550	2,700
World Houston 30, Houston, TX	88,000	4,289	5,880	6,600
Total Lease-up	427,000	10,004	29,953	33,600
UNDER CONSTRUCTION				
Arion 8 Expansion, San Antonio, TX	20,000	51	51	1,900
Total Under Construction	20,000	51	51	1,900
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)				
Tucson, AZ	70,000	–	417	4,900
Tampa, FL	249,000	29	3,919	14,600
Orlando, FL	1,584,000	6,573	21,026	101,700
Fort Myers, FL	659,000	909	15,923	48,100
Dallas, TX	70,000	71	641	4,100
El Paso, TX	251,000	–	2,444	9,600
Houston, TX	1,064,000	2,486	15,272	68,100
San Antonio, TX	595,000	708	6,147	37,500
Charlotte, NC	95,000	100	1,095	7,100
Jackson, MS	28,000	–	706	2,000
Total Prospective Development	4,665,000	10,876	67,590	297,700
	5,112,000	$ 20,931	97,594	333,200
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2009				
40th Avenue Distribution Center, Phoenix, AZ	90,000	$ –	6,539	
Wetmore II, Building B, San Antonio, TX	55,000	10	3,643	
Beltway Crossing VI, Houston, TX	128,000	149	5,756	
World Houston 28, Houston, TX	59,000	1,850	4,230	
Oak Creek VI, Tampa, FL	89,000	55	5,642	
Southridge VIII, Orlando, FL	91,000	338	6,339	
Techway SW IV, Houston, TX	94,000	918	5,761	
SunCoast III, Fort Myers, FL	93,000	294	7,012	
Sky Harbor, Phoenix, AZ	264,000	1,046	23,875	
World Houston 26, Houston, TX	59,000	661	3,479	
World Houston 29, Houston, TX	70,000	2,900	4,786	
12th Street Distribution Center, Jacksonville, FL	150,000	321	5,171	
Total Transferred to Real Estate Properties	1,242,000	$ 8,542	82,233 (2)	

(1) *Included in these costs are development obligations of $116 thousand and tenant improvement obligations of $484 thousand on properties under development.*
(2) *Represents cumulative costs at the date of transfer.*

Accumulated depreciation on real estate and development properties increased $44,394,000 during 2009, primarily due to depreciation expense on real estate properties, offset by accumulated depreciation related to Butterfield Trail (Building G), which was sold during the year.

A summary of *Other Assets* is presented in Note 5 in the Notes to Consolidated Financial Statements.

LIABILITIES

Mortgage notes payable increased $17,143,000 during the year ended December 31, 2009, as a result of a $67,000,000 mortgage loan executed by the Company during the second quarter, which was offset by the repayment of two mortgages of $31,562,000, regularly scheduled principal payments of $18,173,000 and mortgage loan premium amortization of $122,000. In addition, on January 2, 2009, the Company's mortgage note payable of $9,365,000 on the Tower Automotive Center was repaid and replaced with another mortgage note payable for the same amount. See *Liquidity and Capital Resources* for further discussion of this mortgage note.

Notes payable to banks decreased $20,730,000 during 2009 as a result of repayments of $246,044,000 exceeding advances of $225,314,000. The Company's credit facilities are described in greater detail under *Liquidity and Capital Resources.*

See Note 8 in the Notes to Consolidated Financial Statements for a summary of *Accounts Payable and Accrued Expenses*. See Note 9 in the Notes to Consolidated Financial Statements for a summary of *Other Liabilities*.

EQUITY

During 2009, EastGroup issued 1,600,000 shares of common stock at an average price of $36.48 per share through its continuous equity program with net proceeds to the Company of $57.6 million.

For the year, distributions in excess of earnings increased $27,270,000 as a result of dividends on common stock of $53,929,000 exceeding net income for financial reporting purposes of $26,659,000. See Note 11 in the Notes to Consolidated Financial Statements for information related to the changes in additional paid-in capital resulting from stock-based compensation.

RESULTS OF OPERATIONS

2009 Compared to 2008

Net income available to common stockholders for 2009 was $26,659,000 ($1.04 per basic and diluted share) compared to $32,134,000 ($1.31 per basic share and $1.30 per diluted share) for 2008. Diluted earnings per share (EPS) for 2008 included gain on sales of real estate, gain on sales of securities, and a gain on involuntary conversion totaling $3.0 million ($.12 per share).

PNOI increased by $1,018,000, or 0.8%, for 2009 compared to 2008, primarily due to additional PNOI of $4,479,000 from newly developed properties and $1,218,000 from 2008 and 2009 acquisitions, offset by a decrease of $4,843,000 from same property operations. Expense to revenue ratios were 29.2% in 2009 compared to 28.1% in 2008. The increase was primarily due to increased bad debt expense and lower occupancy in 2009 as compared to 2008. The Company's percentage of leased square footage was 90.0% at December 31, 2009, compared to 94.8% at December 31, 2008. Occupancy at the end of 2009 was 89.4% compared to 93.8% at the end of 2008.

General and administrative expenses increased $524,000 for the year ended December 31, 2009, as compared to last year. The increase was primarily attributable to a decrease in capitalized development costs due to a slowdown in the Company's development program. In accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, *Business Combinations*, which became effective January 1, 2009, EastGroup expensed acquisition-related costs of $115,000 during 2009 in connection with the Las Vegas and Dallas acquisitions. In 2008, acquisition-related costs were capitalized with the purchase price of the properties acquired; therefore, general and administrative expenses for 2008 include no acquisition-related costs.

The following table presents the components of interest expense for 2009 and 2008:

	Years Ended December 31,		
	2009	*2008*	*Increase (Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	**$ 107,341**	125,647	(18,306)
Weighted average variable interest rates *(excluding loan cost amortization)*	**1.48%**	3.94%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest *(excluding loan cost amortization)*	**1,589**	4,944	(3,355)
Amortization of bank loan costs	**297**	295	2
Total variable rate interest expense	**1,886**	5,239	(3,353)
FIXED RATE INTEREST EXPENSE			
Fixed rate interest *(excluding loan cost amortization)*	**35,755**	31,219	4,536
Amortization of mortgage loan costs	**735**	680	55
Total fixed rate interest expense	**36,490**	31,899	4,591
Total interest	**38,376**	37,138	1,238
Less capitalized interest	**(5,856)**	(6,946)	1,090
TOTAL INTEREST EXPENSE	**$ 32,520**	30,192	2,328

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company's weighted average variable interest rates in 2009 were lower than in 2008. A summary of the Company's weighted average interest rates on mortgage debt at year-end for the past several years is presented below:

MORTGAGE DEBT AS OF:	*Weighted Average Interest Rate*
December 31, 2005	6.31%
December 31, 2006	6.21%
December 31, 2007	6.06%
December 31, 2008	5.96%
December 31, 2009	6.09%

The increase in mortgage interest expense in 2009 was primarily due to the new mortgages detailed in the table below.

NEW MORTGAGES IN 2008 AND 2009	*Interest Rate*	*Date*	*Maturity Date*	*Amount*
Beltway II, III & IV, Commerce Park 1, Eastlake, Fairgrounds I-IV, Nations Ford I-IV, Techway Southwest III, Wetmore I-IV and World Houston 15 & 22	5.500%	03/19/08	04/05/15	$ 78,000,000
Southridge XII, Airport Commerce Center I & II, Interchange Park, Ridge Creek III, World Houston 24, 25 & 27 and Waterford Distribution Center	5.750%	12/09/08	01/05/14	59,000,000
Tower Automotive Center [(1)]	6.030%	01/02/09	01/15/11	9,365,000
Dominguez, Kingsview, Walnut, Washington, Industry I & III and Shaw	7.500%	05/05/09	05/05/19	67,000,000
Weighted Average/Total Amount	6.220%			$ 213,365,000

(1) *The Company repaid the previous mortgage note on the Tower Automotive Center and replaced it with this new mortgage note for the same amount. See the table below for details on the previous mortgage.*

Mortgage principal payments due in the amortization period were $18,173,000 in 2009 and $16,434,000 in 2008. In 2009, the Company repaid three mortgages with balloon payments totaling $40,927,000. These repayments were included in the mortgage principal payments for 2009. EastGroup had no mortgage maturities in 2008. The details of the mortgages repaid in 2009 are shown in the following table:

MORTGAGE LOANS REPAID IN 2009	*Interest Rate*	*Date Repaid*	*Payoff Amount*
Tower Automotive Center [(1)]	8.020%	01/02/09	$ 9,365,000
Dominguez, Kingsview, Walnut, Washington, Industry Distribution Center I and Shaw	6.800%	02/13/09	31,357,000
Oak Creek I	8.875%	06/01/09	205,000
Weighted Average/Total Amount	7.090%		$ 40,927,000

(1) *The Tower Automotive Center mortgage was repaid and replaced with another mortgage note payable for the same amount. See the new mortgage detailed in the new mortgages table above.*

Depreciation and amortization for continuing operations increased $2,809,000 for 2009 as compared to 2008. This increase was primarily due to properties acquired and transferred from development during 2008 and 2009. Operating property acquisitions and transferred developments were $100 million in 2009 and $125 million in 2008.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent for continuing operations increased income by $1,606,000 in 2009 as compared to $933,000 in 2008.

Capital Expenditures

Capital expenditures for operating properties for the years ended December 31, 2009 and 2008 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2009	*2008*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	**$ 68**	63
Tenant Improvements:			
New Tenants	Lease Life	**7,591**	7,554
New Tenants *(first generation)* [(1)]	Lease Life	**760**	244
Renewal Tenants	Lease Life	**1,099**	1,504
Other:			
Building Improvements	5-40 yrs	**2,726**	2,685
Roofs	5-15 yrs	**2,987**	1,874
Parking Lots	3-5 yrs	**603**	907
Other	5 yrs	**378**	379
Total capital expenditures		**$ 16,212**	15,210

(1) *First generation refers to space that has never been occupied under EastGroup's ownership.*

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other Assets*. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2009 and 2008 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2009	*2008*
		(In thousands)	
Development	Lease Life	$ **1,675**	3,115
New Tenants	Lease Life	**2,620**	2,370
New Tenants *(first generation)* [1]	Lease Life	**74**	58
Renewal Tenants	Lease Life	**2,618**	2,626
Total capitalized leasing costs		$ **6,987**	8,169
Amortization of leasing costs [2]		$ **6,366**	5,882

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the operating properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the Consolidated Statements of Income. During 2009, EastGroup sold one operating property, Butterfield Trail (Building G). During 2008, the Company disposed of two operating properties (North Stemmons I and Delp Distribution Center III).

See Notes 1(f) and 2 in the Notes to Consolidated Financial Statements for more information related to discontinued operations and gains on the sales of these properties. The following table presents the components of revenue and expense for the operating properties sold or held for sale during 2009 and 2008. There were no properties held for sale at December 31, 2009 or 2008.

Discontinued Operations	*Years Ended December 31,*	
	2009	*2008*
	(In thousands)	
Income from real estate operations	$ **–**	348
Expenses from real estate operations	**(88)**	(190)
Property net operating income (loss) from discontinued operations	**(88)**	158
Depreciation and amortization	**(51)**	(148)
Income (loss) from real estate operations	**(139)**	10
Gain on sales of real estate investments	**29**	2,032
Income (loss) from discontinued operations	$ **(110)**	2,042

2008 Compared to 2007

Net income available to common stockholders for 2008 was $32,134,000 ($1.31 per basic share and $1.30 per diluted share) compared to $27,110,000 ($1.15 per basic share and $1.14 per diluted share) for 2007. Diluted EPS for 2008 included a $.10 per share gain on sales of real estate compared to $.15 per share in 2007.

PNOI increased by $11,795,000, or 10.8%, for 2008 compared to 2007, primarily due to additional PNOI of $7,966,000 from newly developed properties, $3,660,000 from 2007 and 2008 acquisitions and $281,000 from same property growth. Expense to revenue ratios were 28.1% in 2008 compared to 27.2% in 2007. The Company's percentage of leased square footage was 94.8% at December 31, 2008, compared to 96.0% at December 31, 2007. Occupancy at the end of 2008 was 93.8% compared to 95.4% at the end of 2007.

During 2008, EastGroup purchased a 128,000 square foot warehouse in Tampa as part of the Orlando build-to-suit transaction with United Stationers. The Company acquired and then re-sold the building through its taxable REIT subsidiary and recognized a gain of $294,000. For the year, EastGroup recognized gain on sales of non-operating real estate of $321,000 in 2008 compared to $2,602,000 in 2007.

The following table presents the components of interest expense for 2008 and 2007:

	Years Ended December 31,		
	2008	2007	Increase (Decrease)
	(In thousands, except rates of interest)		
Average bank borrowings	$ 125,647	96,513	29,134
Weighted average variable interest rates *(excluding loan cost amortization)*	3.94%	6.36%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest *(excluding loan cost amortization)*	4,944	6,139	(1,195)
Amortization of bank loan costs	295	353	(58)
Total variable rate interest expense	5,239	6,492	(1,253)
FIXED RATE INTEREST EXPENSE			
Fixed rate interest *(excluding loan cost amortization)*	31,219	26,350	4,869
Amortization of mortgage loan costs	680	558	122
Total fixed rate interest expense	31,899	26,908	4,991
Total interest	37,138	33,400	3,738
Less capitalized interest	(6,946)	(6,086)	(860)
TOTAL INTEREST EXPENSE	$ 30,192	27,314	2,878

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company's weighted average variable interest rates in 2008 were lower than in 2007. A summary of the Company's weighted average interest rates on mortgage debt at year-end for the past several years is presented below:

MORTGAGE DEBT AS OF:	Weighted Average Interest Rate
December 31, 2004	6.74%
December 31, 2005	6.31%
December 31, 2006	6.21%
December 31, 2007	6.06%
December 31, 2008	5.96%

The increase in mortgage interest expense in 2008 was primarily due to the new mortgages detailed in the table below.

NEW MORTGAGES IN 2007 AND 2008	Interest Rate	Date	Maturity Date	Amount
Broadway VI, World Houston 1 & 2, 21 & 23, Arion 16, Chino, Northpark I-IV, South 55th Avenue, East University I & II and Santan 10 II	5.570%	08/08/07	09/15/17	$ 75,000,000
Beltway II, III & IV, Commerce Park 1, Eastlake, Fairgrounds I-IV, Nations Ford I-IV, Techway Southwest III, Wetmore I-IV and World Houston 15 & 22	5.500%	03/19/08	04/05/15	78,000,000
Southridge XII, Airport Commerce Center I & II, Interchange Park, Ridge Creek III, World Houston 24, 25 & 27 and Waterford Distribution Center	5.750%	12/09/08	01/05/14	59,000,000
Weighted Average/Total Amount	5.594%			$ 212,000,000

Mortgage principal payments due in the amortization period were $16,434,000 in 2008 and $12,743,000 in 2007. EastGroup had no mortgage maturities in 2008. In 2007, the Company repaid two mortgages with balloon payments totaling $14,220,000. These repayments were included in the mortgage principal payments for 2007. The details of these two mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2007	*Interest Rate*	*Date Repaid*	*Payoff Amount*
World Houston 1 & 2	7.770%	04/12/07	$ 4,023,000
E. University I & II, Broadway VI, 55th Avenue and Chino	8.060%	05/25/07	10,197,000
Weighted Average/Total Amount	7.978%		$ 14,220,000

Depreciation and amortization for continuing operations increased $3,500,000 for 2008 as compared to 2007. This increase was primarily due to properties acquired and transferred from development during 2007 and 2008. Operating property acquisitions and transferred developments were $125 million in 2008 and $127 million in 2007.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent for continuing operations increased income by $933,000 in 2008 as compared to $824,000 in 2007.

Capital Expenditures

Capital expenditures for operating properties for the years ended December 31, 2008 and 2007 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2008	2007
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ 63	141
Tenant Improvements:			
New Tenants	Lease Life	7,554	7,326
New Tenants *(first generation)* [(1)]	Lease Life	244	495
Renewal Tenants	Lease Life	1,504	1,963
Other:			
Building Improvements	5-40 yrs	2,685	1,719
Roofs	5-15 yrs	1,874	3,273
Parking Lots	3-5 yrs	907	765
Other	5 yrs	379	199
Total capital expenditures		$ 15,210	15,881

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other Assets*. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2008 and 2007 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2008	2007
		(In thousands)	
Development	Lease Life	$ 3,115	3,108
New Tenants	Lease Life	2,370	2,805
New Tenants *(first generation)* [(1)]	Lease Life	58	212
Renewal Tenants	Lease Life	2,626	2,124
Total capitalized leasing costs		$ 8,169	8,249
Amortization of leasing costs [(2)]		$ 5,882	5,339

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the operating properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the Consolidated Statements of Income. During 2008, the Company disposed of two operating properties (North Stemmons I and Delp Distribution Center III).

During 2007, the Company sold one operating property and recognized a gain of $603,000. In addition, the Company recognized a deferred gain of $357,000 from a previous sale. See Notes 1(f) and 2 in the Notes to Consolidated Financial Statements for more information related to discontinued operations and gain on the sales of these properties. The following table presents the components of revenue and expense for the operating properties sold or held for sale during 2009, 2008 and 2007.

Discontinued Operations	*Years Ended December 31,* 2008	2007
	(In thousands)	
Income from real estate operations	$ 348	932
Expenses from real estate operations	(190)	(368)
Property net operating income from discontinued operations	158	564
Depreciation and amortization	(148)	(414)
Income from real estate operations	10	150
Gain on sales of real estate investments	2,032	960
Income from discontinued operations	$ 2,042	1,110

NEW ACCOUNTING PRONOUNCEMENTS

The FASB deferred for one year the fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. These provisions, which are included in ASC 820, *Fair Value Measurements and Disclosures,* were effective for fiscal years beginning after November 15, 2008. The adoption of these provisions in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

In December 2007, the FASB issued guidance in ASC 805, *Business Combinations,* which requires the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree be measured at fair value as of the acquisition date. In addition, the Codification requires that any goodwill acquired in the business combination be measured as a residual, and it provides guidance in determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 also requires that acquisition-related costs be recognized as expenses in the periods in which the costs are incurred and the services are received. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of these provisions in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

Also in December 2007, the FASB issued guidance in ASC 810, *Consolidation,* which provides guidance for entities that prepare consolidated financial statements that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. These provisions were effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As required upon adoption, the Company reclassified the 2007 and 2008 amounts pertaining to noncontrolling interests in its consolidated investees to a separate classification within equity in the accompanying consolidated financial statements.

In March 2008, the FASB issued updated guidance in ASC 815, *Derivatives and Hedging*, which requires all entities with derivative instruments to disclose information regarding how and why the entity uses derivative instruments and how derivative instruments and related hedged items affect the entity's financial position, financial performance, and cash flows. The Company adopted the guidance on January 1, 2009.

During 2008, the FASB issued guidance in ASC 350, *Intangibles – Goodwill and Other*, which requires an entity to disclose information that enables financial statement users to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under ASC 805. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of the provisions in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

Also in 2008, additional guidance was issued in ASC 323, *Investments – Equity Method and Joint Ventures*, which applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. The guidance was effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of the provisions had no impact on the Company's overall financial position and results of operations.

In April 2009, the FASB issued guidance in ASC 825, *Financial Instruments*, to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as for annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. The provisions were effective for interim reporting periods ending after June 15, 2009, and the Company adopted the provisions and provided the disclosures beginning with the period ended June 30, 2009.

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The guidance requires the disclosure of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. In addition, public entities are required to disclose that subsequent events have been evaluated through the date the financial statements were issued. ASC 855 was effective for interim or annual financial periods ending after June 15, 2009, and the Company adopted this guidance beginning with the period ended June 30, 2009.

In June 2009, the FASB issued ASC 105, *Generally Accepted Accounting Principles,* which establishes the FASB Accounting Standards Codification as the source of authoritative principles and standards recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Technical references to GAAP included in this filing are provided under the new FASB Accounting Standards Codification structure.

In August 2009, the FASB issued an update to ASC 820, *Fair Value Measurements and Disclosures,* which provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value through a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets. Entities are also permitted to use other valuation techniques that are consistent with the principles of ASC 820. The guidance provided in this update was effective for the first reporting period beginning after issuance, and the Company's adoption of this guidance had an immaterial impact on its overall financial position and results of operations.

In 2009, the FASB issued Accounting Standards Update (ASU) 2010-02, *Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification*, which clarifies that the guidance in ASC 810 applies to: (1) a subsidiary or group of assets that constitutes a business or nonprofit activity; (2) a subsidiary that is a business or a nonprofit activity that is transferred to an equity method investee or a joint venture; and (3) an exchange of a group of assets that constitute a business or nonprofit activity for a noncontrolling interest in an entity. ASU 2010-02 was effective for the first interim or annual reporting period ending on or after December 15, 2009, and the Company's adoption of this guidance had an immaterial impact on its overall financial position and results of operations.

Also in 2009, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements*, which amends certain disclosure requirements of ASC 820. This ASU provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, and the Company plans to comply with the disclosure requirements upon adoption.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $80,592,000 for the year ended December 31, 2009. The primary other sources of cash were from bank borrowings, proceeds from mortgage notes, and proceeds from common stock offerings. The Company distributed $54,316,000 in common stock dividends during 2009. Other primary uses of cash were for bank debt repayments, mortgage note repayments, construction and development of properties, purchases of real estate, and capital improvements at various properties.

Total debt at December 31, 2009 and 2008 is detailed below. The Company's bank credit facilities have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its debt covenants at December 31, 2009 and 2008.

	December 31,	
	2009	2008
	(In thousands)	
Mortgage notes payable – fixed rate	$ **602,949**	585,806
Bank notes payable – floating rate	**89,156**	109,886
Total debt	$ **692,105**	695,692

EastGroup has a four-year, $200 million unsecured revolving credit facility with a group of seven banks that matures in January 2012. The interest rate on the facility is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 15 to 20 basis points. The interest rate on each tranche is usually reset on a monthly basis and as of December 31, 2009, was LIBOR plus 85 basis points with an annual facility fee of 20 basis points. The line of credit has an option for a one-year extension at the Company's request. Additionally, there is a provision under which the line may be expanded by $100 million contingent upon obtaining increased commitments from existing lenders or commitments from additional lenders. The Company has two letters of credit totaling $2,389,000 associated with this line of credit. These letters reduce the amount available on the credit facility. At December 31, 2009, the weighted average interest rate was 1.090% on a balance of $86,000,000.

EastGroup also has a four-year, $25 million unsecured revolving credit facility with PNC Bank, N.A. that matures in January 2012. This credit facility is customarily used for working capital needs. The interest rate on this working capital line is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement). As of December 31, 2009, the Company's interest rate on this working capital line was LIBOR plus 90 basis points with no annual facility fee. At December 31, 2009, the interest rate was 1.131% on a balance of $3,156,000.

As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, non-recourse first mortgage debt to replace the short-term bank borrowings.

The current economic situation is impacting lenders, and it is more difficult to obtain financing. Loan proceeds as a percentage of property value has decreased, property values have decreased, and long-term interest rates have increased. The Company believes that its current lines of credit provide the capacity to fund the operations of the Company for 2010 and 2011. The Company also believes it can obtain mortgage financing from insurance companies and financial institutions and issue common equity.

During 2009, EastGroup issued 1,600,000 shares of common stock at an average price of $36.48 per share through its continuous equity program with net proceeds to the Company of $57.6 million.

On May 5, 2009, EastGroup closed on a $67 million, limited recourse first mortgage loan secured by properties containing 1.7 million square feet. The loan has a recourse liability of $5 million which may be released based on the secured properties obtaining certain base rent amounts. The loan has a fixed interest rate of 7.5%, a 10-year term and a 20-year amortization schedule.

On January 2, 2009, the mortgage note payable of $9,365,000 on the Tower Automotive Center was repaid and replaced with another mortgage note payable for the same amount. The previous recourse mortgage was a variable rate demand note, and EastGroup had entered into a swap agreement to fix the LIBOR rate. In the fourth quarter of 2008, the bond spread over LIBOR required to re-market the note increased from a historical range of 3 to 25 basis points to a range of 100 to 500 basis points. Due to the volatility of the bond spread costs, EastGroup redeemed the note and replaced it with a recourse mortgage with a bank on the same payment terms except for the interest rate. The effective interest rate on the previous note was 5.30% until the fourth quarter of 2008 when the weighted average rate was 8.02%. The effective rate on the new note, including the swap, is 6.03%.

Contractual Obligations

EastGroup's fixed, non-cancelable obligations as of December 31, 2009 were as follows:

	Payments Due by Period				
	Total	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*More Than 5 Years*
	(In thousands)				
Fixed Rate Debt Obligations [1]	$ 602,949	19,744	150,603	146,989	285,613
Interest on Fixed Rate Debt	175,508	36,166	59,821	43,155	36,366
Variable Rate Debt Obligations [2]	89,156	–	89,156	–	–
Operating Lease Obligations:					
Office Leases	1,354	353	710	291	–
Ground Leases	18,104	700	1,400	1,400	14,604
Real Estate Property Obligations [3]	218	218	–	–	–
Development Obligations [4]	116	116	–	–	–
Tenant Improvements [5]	4,167	4,167	–	–	–
Purchase Obligations [6]	–	–	–	–	–
Total	$ 891,572	61,464	301,690	191,835	336,583

(1) These amounts are included on the Consolidated Balance Sheets.
(2) The Company's variable rate debt changes depending on the Company's cash needs and, as such, both the principal amounts and the interest rates are subject to variability. At December 31, 2009, the weighted average interest rate was 1.09% on the variable rate debt due in January 2012.
(3) Represents commitments on real estate properties, except for tenant improvement obligations.
(4) Represents commitments on properties under development, except for tenant improvement obligations.
(5) Represents tenant improvement allowance obligations.
(6) EastGroup had no purchase obligations as of December 31, 2009.

The Company anticipates that its current cash balance, operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) maintaining compliance with its debt covenants, (v) distributions to stockholders, (vi) capital improvements, (vii) purchases of properties, (viii) development, and (ix) any other normal business activities of the Company, both in the short- and long-term.

INFLATION AND OTHER ECONOMIC CONSIDERATIONS

Most of the Company's leases include scheduled rent increases. Additionally, most of the Company's leases require the tenants to pay their pro rata share of operating expenses, including real estate taxes, insurance and common area maintenance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In the event inflation causes increases in the Company's general and administrative expenses or the level of interest rates, such increased costs would not be passed through to tenants and could adversely affect the Company's results of operations.

EastGroup's financial results are affected by general economic conditions in the markets in which the Company's properties are located. The current economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of the Company's existing tenants to make lease payments and may therefore increase bad debt expense. It may also impact our ability to (i) renew leases or re-lease space as leases expire, or (ii) lease development space. In addition, the economic downturn or recession could also lead to an increase in overall vacancy rates or decline in rents we can charge to re-lease properties upon expiration of current leases. In all of these cases, our cash flows would be adversely affected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under *Liquidity and Capital Resources*. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2010	*2011*	*2012*	*2013*	*2014*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt [1] *(in thousands)*	$ 19,744	86,663	63,940	55,197	91,792	285,613	602,949	610,252[2]
Weighted average interest rate	6.02%	7.01%	6.64%	5.15%	5.75%	5.98%	6.09%	
Variable rate debt *(in thousands)*	$ –	–	89,156[3]	–	–	–	89,156	84,627[4]
Weighted average interest rate	–	–	1.09%	–	–	–	1.09%	

(1) *The fixed rate debt shown above includes the Tower Automotive mortgage. See below for additional information on the Tower mortgage.*
(2) *The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.*
(3) *The variable rate debt is comprised of two lines of credit with balances of $86,000,000 on the $200 million line of credit and $3,156,000 on the $25 million working capital line of credit as of December 31, 2009. The $200 million line of credit has an option for a one-year extension at the Company's request.*
(4) *The fair value of the Company's variable rate debt is estimated by discounting expected cash flows at current market rates.*

As the table above incorporates only those exposures that existed as of December 31, 2009, it does not consider those exposures or positions that could arise after that date. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 11 basis points, interest expense and cash flows would increase or decrease by approximately $98,000 annually.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $9,175,000 Tower Automotive Center recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes. The interest rate swap agreement is summarized as follows:

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Interest Rate*	*Effective Interest Rate*	*Fair Value at 12/31/09*	*Fair Value at 12/31/08*
	(In thousands)					*(In thousands)*	
Swap	$ 9,175	12/31/10	1 month LIBOR	4.03%	6.03%	($318)	($522)

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's shares of Common Stock are listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

Shares of Common Stock Market Prices and Dividends

	Calendar Year 2009			*Calendar Year 2008*		
Quarter	***High***	***Low***	***Distributions***	*High*	*Low*	*Distributions*
First	**$ 34.93**	**21.14**	**$ .52**	$ 48.07	39.09	$ .52
Second	**36.26**	**27.70**	**.52**	51.07	42.12	.52
Third	**40.59**	**31.85**	**.52**	50.00	40.52	.52
Fourth	**40.54**	**35.45**	**.52**	48.53	22.30	.52
			$ 2.08			$ 2.08

As of February 25, 2010, there were 750 holders of record of the Company's 26,818,325 outstanding shares of common stock. The Company distributed all of its 2009 and 2008 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2009 and 2008.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,	
	2009	*2008*
Common Share Distributions:		
Ordinary income	**$ 1.7534**	2.0758
Return of capital	**.3266**	–
Unrecaptured Section 1250 long-term capital gain	**–**	.0042
Total Common Distributions	**$ 2.0800**	2.0800

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "anticipates," "expects," "believes," "intends," "plans," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future, including statements relating to rent and occupancy growth, development activity, the acquisition or sale of properties, general conditions in the geographic areas where the Company operates and the availability of capital, are forward-looking statements. Forward-looking statements are inherently subject to known and unknown risks and uncertainties, many of which the Company cannot predict, including, without limitation: changes in general economic conditions; the extent of tenant defaults or of any early lease terminations; the Company's ability to lease or re-lease space at current or anticipated rents; the availability of financing; changes in the supply of and demand for industrial/warehouse properties; increases in interest rate levels; increases in operating costs; natural disasters, terrorism, riots and acts of war, and the Company's ability to obtain adequate insurance; changes in governmental regulation, tax rates and similar matters; and other risks associated with the development and acquisition of properties, including risks that development projects may not be completed on schedule, development or operating costs may be greater than anticipated or acquisitions may not close as scheduled, and those additional factors discussed under "Item 1A. Risk Factors" in this report. Although the Company believes that the expectations reflected in the forward-looking statements are based upon reasonable assumptions at the time made, the Company can give no assurance that such expectations will be achieved. The Company assumes no obligation whatsoever to publicly update or revise any forward-looking statements. See also the information contained in the Company's reports filed or to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company derived from the audited consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2009	*2008*	*2007*	*2006*	*2005*
OPERATING DATA	*(In thousands, except per share data)*				
Revenues					
Income from real estate operations	**$ 172,273**	168,255	150,038	132,394	119,712
Other income	**81**	248	92	182	413
	172,354	168,503	150,130	132,576	120,125
Expenses					
Expenses from real estate operations	**50,259**	47,259	40,837	36,909	34,025
Depreciation and amortization	**53,953**	51,144	47,644	41,108	37,377
General and administrative	**9,071**	8,547	8,295	7,401	6,874
	113,283	106,950	96,776	85,418	78,276
Operating income	**59,071**	61,553	53,354	47,158	41,849
Other income (expense)					
Equity in earnings of unconsolidated investment	**320**	316	285	287	450
Gain on sales of non-operating real estate	**31**	321	2,602	123	–
Gain on sales of securities	**–**	435	–	–	–
Interest income	**302**	293	306	142	247
Interest expense	**(32,520)**	(30,192)	(27,314)	(24,616)	(23,444)
Income from continuing operations	**27,204**	32,726	29,233	23,094	19,102
Discontinued operations					
Income (loss) from real estate operations	**(139)**	10	150	1,013	2,409
Gain on sales of real estate investments	**29**	2,032	960	5,727	1,164
Income (loss) from discontinued operations	**(110)**	2,042	1,110	6,740	3,573
Net income	**27,094**	34,768	30,343	29,834	22,675
Net income attributable to noncontrolling interest in joint ventures	**(435)**	(626)	(609)	(600)	(484)
Net income attributable to EastGroup Properties, Inc.	**26,659**	34,142	29,734	29,234	22,191
Dividends on Series D preferred shares	**–**	1,326	2,624	2,624	2,624
Costs on redemption of Series D preferred shares	**–**	682	–	–	–
Net income available to EastGroup Properties, Inc. common stockholders	**$ 26,659**	32,134	27,110	26,610	19,567
BASIC PER COMMON SHARE DATA FOR INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.					
Income from continuing operations	**$ 1.04**	1.23	1.10	.89	.74
Income (loss) from discontinued operations	**.00**	.08	.05	.30	.17
Net income available to common stockholders	**$ 1.04**	1.31	1.15	1.19	.91
Weighted average shares outstanding	**25,590**	24,503	23,562	22,372	21,567
DILUTED PER COMMON SHARE DATA FOR INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.					
Income from continuing operations	**$ 1.04**	1.22	1.09	.87	.73
Income (loss) from discontinued operations	**.00**	.08	.05	.30	.16
Net income available to common stockholders	**$ 1.04**	1.30	1.14	1.17	.89
Weighted average shares outstanding	**25,690**	24,653	23,781	22,692	21,892
AMOUNTS ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS					
Income from continuing operations	**$ 26,769**	30,092	26,000	19,870	15,994
Income (loss) from discontinued operations	**(110)**	2,042	1,110	6,740	3,573
Net income available to common stockholders	**$ 26,659**	32,134	27,110	26,610	19,567
OTHER PER SHARE DATA					
Book value *(at end of year)*	**$ 16.57**	16.39	15.51	16.28	15.06
Common distributions declared	**2.08**	2.08	2.00	1.96	1.94
Common distributions paid	**2.08**	2.08	2.00	1.96	1.94
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost[(1)]	**$ 1,475,062**	1,409,476	1,270,691	1,091,653	1,024,459
Real estate investments, net of accumulated depreciation[(1)]	**1,120,317**	1,099,125	1,001,559	860,547	818,032
Total assets	**1,178,518**	1,156,205	1,055,833	911,787	863,538
Mortgage and bank loans payable	**692,105**	695,692	600,804	446,506	463,725
Total liabilities	**731,422**	742,829	651,136	490,842	496,972
Noncontrolling interest in joint ventures	**2,577**	2,536	2,312	2,148	1,702
Total stockholders' equity	**444,519**	410,840	402,385	418,797	364,864

[(1)] *Includes mortgage loans receivable. See Notes 4 and 5 in the Notes to Consolidated Financial Statements.*

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). EastGroup's Management Report on Internal Control Over Financial Reporting is presented on page 37.

The report of KPMG LLP, the Company's independent registered public accounting firm, on the Company's internal control over financial reporting is presented on page 37.

There was no change in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Jackson, Mississippi
February 26, 2010

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EastGroup's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, EastGroup conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on EastGroup's evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

EASTGROUP PROPERTIES, INC.

Jackson, Mississippi
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited EastGroup Properties, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EastGroup Properties, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Jackson, Mississippi
February 26, 2010

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	2008
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties	$ **1,370,588**	1,252,282
Development	**97,594**	150,354
	1,468,182	1,402,636
Less accumulated depreciation	**(354,745)**	(310,351)
	1,113,437	1,092,285
Unconsolidated investment	**2,725**	2,666
Cash	**1,062**	293
Other assets	**61,294**	60,961
TOTAL ASSETS	$ **1,178,518**	1,156,205
LIABILITIES AND EQUITY		
LIABILITIES		
Mortgage notes payable	$ **602,949**	585,806
Notes payable to banks	**89,156**	109,886
Accounts payable and accrued expenses	**23,602**	32,838
Other liabilities	**15,715**	14,299
Total Liabilities	**731,422**	742,829
EQUITY		
Stockholders' Equity:		
Common shares; $.0001 par value; 70,000,000 shares authorized; 26,826,100 shares issued and outstanding at December 31, 2009 and 25,070,401 at December 31, 2008	**3**	3
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	**–**	–
Additional paid-in capital on common shares	**589,197**	528,452
Distributions in excess of earnings	**(144,363)**	(117,093)
Accumulated other comprehensive loss	**(318)**	(522)
Total Stockholders' Equity	**444,519**	410,840
Noncontrolling interest in joint ventures	**2,577**	2,536
Total Equity	**447,096**	413,376
TOTAL LIABILITIES AND EQUITY	$ **1,178,518**	1,156,205

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ **172,273**	168,255	150,038
Other income	**81**	248	92
	172,354	168,503	150,130
EXPENSES			
Expenses from real estate operations	**50,259**	47,259	40,837
Depreciation and amortization	**53,953**	51,144	47,644
General and administrative	**9,071**	8,547	8,295
	113,283	106,950	96,776
OPERATING INCOME	**59,071**	61,553	53,354
OTHER INCOME (EXPENSE)			
Equity in earnings of unconsolidated investment	**320**	316	285
Gain on sales of non-operating real estate	**31**	321	2,602
Gain on sales of securities	**–**	435	–
Interest income	**302**	293	306
Interest expense	**(32,520)**	(30,192)	(27,314)
INCOME FROM CONTINUING OPERATIONS	**27,204**	32,726	29,233
DISCONTINUED OPERATIONS			
Income (loss) from real estate operations	**(139)**	10	150
Gain on sales of real estate investments	**29**	2,032	960
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	**(110)**	2,042	1,110
NET INCOME	**27,094**	34,768	30,343
Net income attributable to noncontrolling interest in joint ventures	**(435)**	(626)	(609)
NET INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.	**26,659**	34,142	29,734
Dividends on Series D preferred shares	**–**	1,326	2,624
Costs on redemption of Series D preferred shares	**–**	682	–
NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS	$ **26,659**	32,134	27,110
BASIC PER COMMON SHARE DATA FOR INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.			
Income from continuing operations	$ **1.04**	1.23	1.10
Income (loss) from discontinued operations	**.00**	.08	.05
Net income available to common stockholders	$ **1.04**	1.31	1.15
Weighted average shares outstanding	**25,590**	24,503	23,562
DILUTED PER COMMON SHARE DATA FOR INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.			
Income from continuing operations	$ **1.04**	1.22	1.09
Income (loss) from discontinued operations	**.00**	.08	.05
Net income available to common stockholders	$ **1.04**	1.30	1.14
Weighted average shares outstanding	**25,690**	24,653	23,781
AMOUNTS ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS			
Income from continuing operations	$ **26,769**	30,092	26,000
Income (loss) from discontinued operations	**(110)**	2,042	1,110
Net income available to common stockholders	$ **26,659**	32,134	27,110
Dividends declared per common share	$ **2.08**	2.08	2.00

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	EastGroup Properties, Inc.						
	Preferred Stock	*Common Stock*	*Additional Paid-In Capital*	*Distributions In Excess Of Earnings*	*Accumulated Other Comprehensive Income (Loss)*	*Noncontrolling Interest in Joint Ventures*	*Total*
	(In thousands, except for share and per share data)						
BALANCE, DECEMBER 31, 2006	$ 32,326	2	463,170	(77,015)	314	2,148	420,945
Comprehensive income							
Net income	–	–	–	29,734	–	609	30,343
Net unrealized change in fair value of interest rate swap	–	–	–	–	(370)	–	(370)
Total comprehensive income							29,973
Common dividends declared – $2.00 per share	–	–	–	(47,555)	–	–	(47,555)
Preferred dividends declared – $1.9876 per share	–	–	–	(2,624)	–	–	(2,624)
Stock-based compensation, net of forfeitures	–	–	3,198	–	–	–	3,198
Issuance of 67,150 shares of common stock, options exercised	–	–	1,475	–	–	–	1,475
Issuance of 6,281 shares of common stock, dividend reinvestment plan	–	–	279	–	–	–	279
Withheld 11,382 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(549)	–	–	–	(549)
Distributions to noncontrolling interest	–	–	–	–	–	(445)	(445)
BALANCE, DECEMBER 31, 2007	32,326	2	467,573	(97,460)	(56)	2,312	404,697
Comprehensive income							
Net income	–	–	–	34,142	–	626	34,768
Net unrealized change in fair value of interest rate swap	–	–	–	–	(466)	–	(466)
Total comprehensive income							34,302
Common dividends declared – $2.08 per share	–	–	–	(51,767)	–	–	(51,767)
Preferred dividends declared – $1.0048 per share	–	–	–	(1,326)	–	–	(1,326)
Redemption of 1,320,000 shares of Series D preferred stock	(32,326)	–	–	(682)	–	–	(33,008)
Stock-based compensation, net of forfeitures	–	–	3,176	–	–	–	3,176
Issuance of 1,198,700 shares of common stock, common stock offering, net of expenses	–	1	57,178	–	–	–	57,179
Issuance of 25,720 shares of common stock, options exercised	–	–	526	–	–	–	526
Issuance of 6,627 shares of common stock, dividend reinvestment plan	–	–	281	–	–	–	281
Withheld 7,150 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(282)	–	–	–	(282)
Distributions to noncontrolling interest	–	–	–	–	–	(402)	(402)
BALANCE, DECEMBER 31, 2008	–	3	528,452	(117,093)	(522)	2,536	413,376
Comprehensive income							
Net income	–	–	–	26,659	–	435	27,094
Net unrealized change in fair value of interest rate swap	–	–	–	–	204	–	204
Total comprehensive income							27,298
Common dividends declared – $2.08 per share	–	–	–	(53,929)	–	–	(53,929)
Stock-based compensation, net of forfeitures	–	–	2,060	–	–	–	2,060
Issuance of 1,600,000 shares of common stock, common stock offering, net of expenses	–	–	57,553	–	–	–	57,553
Issuance of 57,436 shares of common stock, options exercised	–	–	1,180	–	–	–	1,180
Issuance of 7,938 shares of common stock, dividend reinvestment plan	–	–	268	–	–	–	268
Withheld 8,514 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(316)	–	–	–	(316)
Distributions to noncontrolling interest	–	–	–	–	–	(394)	(394)
BALANCE, DECEMBER 31, 2009	**$ –**	**3**	**589,197**	**(144,363)**	**(318)**	**2,577**	**447,096**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2009	*2008*	*2007*
	(In thousands)		
OPERATING ACTIVITIES			
Net income attributable to EastGroup Properties, Inc.	$ **26,659**	34,142	29,734
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**53,953**	51,144	47,644
Depreciation and amortization from discontinued operations	**51**	148	414
Noncontrolling interest depreciation and amortization	**(206)**	(201)	(174)
Amortization of mortgage loan premiums	**(122)**	(120)	(117)
Gain on sales of land and real estate investments	**(60)**	(2,353)	(3,562)
Gain on sales of securities	**–**	(435)	–
Amortization of discount on mortgage loan receivable	**(12)**	(117)	–
Stock-based compensation expense	**1,827**	2,265	2,220
Equity in earnings of unconsolidated investment, net of distributions	**(60)**	(36)	(35)
Changes in operating assets and liabilities:			
Accrued income and other assets	**1,258**	(814)	3,476
Accounts payable, accrued expenses and prepaid rent	**(2,696)**	4,500	2,262
NET CASH PROVIDED BY OPERATING ACTIVITIES	**80,592**	88,123	81,862
INVESTING ACTIVITIES			
Real estate development	**(35,057)**	(85,441)	(112,960)
Purchases of real estate	**(17,725)**	(46,282)	(57,838)
Real estate improvements	**(14,474)**	(15,210)	(15,881)
Proceeds from sales of land and real estate investments	**908**	11,728	6,357
Advances on mortgage loans receivable	**–**	(4,994)	–
Repayments on mortgage loans receivable	**31**	871	30
Purchases of securities	**–**	(7,534)	–
Proceeds from sales of securities	**–**	7,969	–
Changes in accrued development costs	**(6,462)**	(5,894)	4,614
Changes in other assets and other liabilities	**(7,545)**	(7,395)	(8,400)
NET CASH USED IN INVESTING ACTIVITIES	**(80,324)**	(152,182)	(184,078)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**225,314**	331,644	332,544
Repayments on bank borrowings	**(246,044)**	(357,202)	(226,166)
Proceeds from mortgage notes payable	**76,365**	137,000	75,000
Principal payments on mortgage notes payable	**(59,100)**	(16,434)	(26,963)
Debt issuance costs	**(492)**	(2,372)	(701)
Distributions paid to stockholders	**(54,316)**	(54,174)	(50,680)
Redemption of Series D preferred shares	**–**	(33,008)	–
Proceeds from common stock offerings	**57,181**	57,179	–
Proceeds from exercise of stock options	**1,180**	526	1,475
Proceeds from dividend reinvestment plan	**268**	281	279
Other	**145**	188	(2,788)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**501**	63,628	102,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**769**	(431)	(216)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**293**	724	940
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **1,062**	293	724
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized of $5,856, $6,946 and $6,086 for 2009, 2008 and 2007, respectively	$ **31,297**	29,573	25,838
Fair value of common stock awards issued to employees and directors, net of forfeitures	**2,444**	1,255	1,443

See accompanying Notes to Consolidated Financial Statements.

DECEMBER 31, 2009, 2008 AND 2007

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc., its wholly owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2009, 2008 and 2007, the Company had a controlling interest in two joint ventures: the 80% owned University Business Center and the 80% owned Castilian Research Center. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with noncontrolling interests provided for in accordance with the joint venture agreements. The equity method of accounting is used for the Company's 50% undivided tenant-in-common interest in Industry Distribution Center II. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2009, 2008 and 2007 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years ended 2009, 2008 and 2007.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2009	*2008*	*2007*
Common Share Distributions:			
Ordinary income	$ **1.7534**	2.0758	1.7449
Return of capital	**.3266**	–	.1273
Unrecaptured Section 1250 long-term capital gain	–	.0042	.0236
Other long-term capital gain	–	–	.1042
Total Common Distributions	$ **2.0800**	2.0800	2.0000
Series D Preferred Share Distributions:			
Ordinary income	$ –	1.0024	1.8608
Unrecaptured Section 1250 long-term capital gain	–	.0024	.0234
Other long-term capital gain	–	–	.1034
Total Preferred D Distributions	$ –	1.0048	1.9876

EastGroup applies the principles of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes,* when evaluating and accounting for uncertainty in income taxes. With few exceptions, the Company's 2005 and earlier tax years are closed for examination by U.S. federal, state and local tax authorities. In accordance with the provisions of ASC 740, the Company had no significant uncertain tax positions as of December 31, 2009 and 2008.

The Company's income may differ for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, (4) real estate properties having a different basis for tax and financial reporting purposes, (5) mortgage loans having a different basis for tax and financial reporting purposes, thereby producing different gains upon collection of these loans, and (6) differences in book and tax allowances and timing for stock-based compensation expense.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis. The straight-line rent calculation on leases includes the effects of rent concessions and scheduled rent increases, and the calculated straight-line rent income is recognized over the lives of the individual leases. The Company maintains allowances for doubtful accounts receivable, including straight-line rent receivable, based upon estimates determined by management. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Revenue is recognized on payments received from tenants for early terminations after all criteria have been met in accordance with ASC 840, *Leases.*

The Company recognizes gains on sales of real estate in accordance with the principles set forth in ASC 360, *Property, Plant and Equipment.* Upon closing of real estate transactions, the provisions of ASC 360 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser, adequate continuing investment by the purchaser and no substantial continuing involvement by the Company. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by a method other than the full accrual method.

The Company recognizes interest income on mortgage loans on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected. Discounts on mortgage loans receivable are amortized over the lives of the loans using a method that does not differ materially from the interest method. The Company evaluates the collectability of both interest and principal on each of its loans to determine whether the loans are impaired. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the fair value of the underlying collateral (if the loan is collateralized) less costs to sell. As of December 31, 2009 and 2008, there was no significant uncertainty of collection; therefore, interest income was recognized, and the discount on mortgage loans receivable was amortized. In addition, the Company determined that no allowance for collectability of the mortgage loans receivable was necessary.

(d) Real Estate Properties

EastGroup has one reportable segment–industrial properties. These properties are concentrated in major Sunbelt markets of the United States, primarily in the states of Florida, Texas, Arizona and California, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows (including estimated future expenditures necessary to substantially complete the asset) expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2009 and 2008, the Company determined that no impairment charges on the Company's real estate properties were necessary.

Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that improve or extend the useful life of the assets are capitalized. Depreciation expense for continuing and discontinued operations was $45,195,000, $42,166,000 and $39,688,000 for 2009, 2008 and 2007, respectively.

(e) Development

During the period in which a property is under development, costs associated with development (i.e., land, construction costs, interest expense, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities. As the property becomes occupied, depreciation commences on the occupied portion of the building, and costs are capitalized only for the portion of the building that remains vacant. When the property becomes 80% occupied or one year after completion of the shell construction (whichever comes first), capitalization of development costs ceases. The properties are then transferred to real estate properties, and depreciation commences on the entire property (excluding the land).

(f) Real Estate Held for Sale

The Company considers a real estate property to be held for sale when it meets the criteria established under ASC 360, *Property, Plant and Equipment,* including when it is probable that the property will be sold within a year. A key indicator of probability of sale is whether the buyer has a significant amount of earnest money at risk. Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under the Codification, the results of operations for the operating properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the Consolidated Statements of Income. Interest expense is not generally allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* unless the mortgage is required to be paid in full upon the sale of the property.

(g) Derivative Instruments and Hedging Activities

EastGroup applies ASC 815, *Derivatives and Hedging,* which requires all entities with derivative instruments to disclose information regarding how and why the entity uses derivative instruments and how derivative instruments and related hedged items affect the entity's financial position, financial performance and cash flows. The Company has an interest rate swap agreement, which is summarized in Note 6. The Company's interest rate swap is reported at fair value (in accordance with the provisions of ASC 820, *Fair Value Measurements and Disclosures*) and is shown on the Consolidated Balance Sheets under *Other Liabilities.* Changes in the fair value of the swap are recognized in other comprehensive income (loss).

(h) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(i) Amortization

Debt origination costs are deferred and amortized over the term of each loan using the effective interest method. Amortization of loan costs for continuing operations was $1,032,000, $975,000 and $911,000 for 2009, 2008 and 2007, respectively.

Leasing costs are deferred and amortized using the straight-line method over the term of the lease. Leasing costs paid during the period are included in *Changes in other assets and other liabilities* in the Investing section on the Consolidated Statements of Cash Flows. Leasing costs amortization expense for continuing and discontinued operations was $6,366,000, $5,882,000 and $5,339,000 for 2009, 2008 and 2007, respectively. Amortization expense for in-place lease intangibles is disclosed below in *Business Combinations and Acquired Intangibles*.

(j) Business Combinations and Acquired Intangibles

Upon acquisition of real estate properties, the Company applies the principles of ASC 805, *Business Combinations*, which requires that for transactions beginning January 1, 2009, acquisition-related costs be recognized as expenses in the periods in which the costs are incurred and the services are received. The Codification also provides guidance on how to properly determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their respective fair values. Goodwill is recorded when the purchase price exceeds the fair value of the assets and liabilities acquired. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar properties. The cost of the properties acquired may be adjusted based on indebtedness assumed from the seller that is determined to be above or below market rates. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models.

The purchase price is also allocated among the following categories of intangible assets: the above or below market component of in-place leases, the value of in-place leases, and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the Consolidated Balance Sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the Consolidated Balance Sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable. Amortization expense for in-place lease intangibles was $2,443,000, $3,244,000 and $3,031,000 for 2009, 2008 and 2007, respectively. Amortization of above and below market leases was immaterial for all periods presented. Projected amortization of in-place lease intangibles for the next five years as of December 31, 2009 is as follows:

Years Ending December 31,	*(In thousands)*
2010	$ 1,604
2011	832
2012	401
2013	153
2014	65

During the second quarter of 2009, the Company acquired one operating property, Arville Distribution Center in Las Vegas. During the third quarter, EastGroup acquired three operating properties, Interstate Distribution Center V, VI, and VII in Dallas, in a single transaction. The Company purchased these properties for a total cost of $17,725,000, of which $15,957,000 was allocated to real estate properties. The Company allocated $6,757,000 of the total purchase price to land using third party land valuations for the Las Vegas and Dallas markets. The market values used are considered to be Level 3 inputs as defined by ASC 820, *Fair Value Measurements and Disclosures* (see Note 18 for additional information on ASC 820). Intangibles associated with the purchase of real estate were allocated as follows: $1,207,000 to in-place lease intangibles, $568,000 to above market leases (both included in *Other Assets* on the Consolidated Balance Sheets) and $7,000 to below market leases (included in *Other Liabilities* on the Consolidated Balance Sheets). These costs are amortized over the remaining lives of the associated leases in place at the time of acquisition. During 2009, the Company expensed acquisition-related costs of $41,000 in connection with the Arville Distribution Center acquisition and $74,000 in connection with the Interstate Distribution Center V, VI, and VII acquisition. These costs are included in *General and Administrative Expenses* on the Consolidated Statements of Income.

During 2008, EastGroup purchased five operating properties, one property for re-development, and 125 acres of developable land. The Company purchased these real estate investments for a total cost of $58,202,000, of which $39,018,000 was allocated to real estate properties and $17,144,000 to development. In accordance with ASC 805, intangibles associated with the purchase of real estate were allocated as follows: $2,143,000 to in-place lease intangibles, $252,000 to above market leases and $355,000 to below market leases.

Also in 2008, EastGroup acquired one non-operating property as part of the Orlando build-to-suit transaction with United Stationers. The Company purchased and then sold this building through its taxable REIT subsidiary and recognized a gain of $294,000.

The Company periodically reviews the recoverability of goodwill (at least annually) and the recoverability of other intangibles (on a quarterly basis) for possible impairment. In management's opinion, no material impairment of goodwill and other intangibles existed at December 31, 2009 and 2008.

(k) Stock-Based Compensation

The Company has a management incentive plan that was approved by shareholders and adopted in 2004, which authorizes the issuance of common stock to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, stock bonuses, and stock. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

EastGroup applies the provisions of ASC 718, *Compensation – Stock Compensation*, to account for its stock-based compensation plans. Under the modified prospective application method, the Company continues to recognize compensation cost on a straight-line basis over the service period for awards that precede January 1, 2006, when guidance was updated so that performance-based awards are determined using the graded vesting attribution method. The cost for performance-based awards after January 1, 2006 is determined using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The cost for market-based awards after January 1, 2006 and awards that only require service are expensed on a straight-line basis over the requisite service periods.

The total compensation cost for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

During the restricted period for awards not subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to vest. Share certificates and dividends are delivered to the employee as they vest.

(l) Earnings Per Share

Basic earnings per share (EPS) represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by dividing net income available to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of nonvested restricted stock and stock options had the options been exercised. The dilutive effect of stock options and their equivalents (such as nonvested restricted stock) was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period.

(m) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(n) Risks and Uncertainties

The state of the overall economy can significantly impact the Company's operational performance and thus, impact its financial position. Should EastGroup experience a significant decline in operational performance, it may affect the Company's ability to make distributions to its shareholders and service debt or meet other financial obligations.

(o) New Accounting Pronouncements

The FASB deferred for one year the fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. These provisions, which are included in ASC 820, *Fair Value Measurements and Disclosures,* were effective for fiscal years beginning after November 15, 2008. The adoption of these provisions in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

In December 2007, the FASB issued guidance in ASC 805, *Business Combinations,* which requires the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree be measured at fair value as of the acquisition date. In addition, the Codification requires that any goodwill acquired in the business combination be measured as a residual, and it provides guidance in determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 also requires that acquisition-related costs be recognized as expenses in the periods in which the costs are incurred and the services are received. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of these provisions in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

Also in December 2007, the FASB issued guidance in ASC 810, *Consolidation,* which provides guidance for entities that prepare consolidated financial statements that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. These provisions were effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As required upon adoption, the Company reclassified the 2007 and 2008 amounts pertaining to noncontrolling interests in its consolidated investees to a separate classification within equity in the accompanying consolidated financial statements.

In March 2008, the FASB issued updated guidance in ASC 815, *Derivatives and Hedging*, which requires all entities with derivative instruments to disclose information regarding how and why the entity uses derivative instruments and how derivative instruments and related hedged items affect the entity's financial position, financial performance, and cash flows. The Company adopted the guidance on January 1, 2009.

During 2008, the FASB issued guidance in ASC 350, *Intangibles – Goodwill and Other*, which requires an entity to disclose information that enables financial statement users to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under ASC 805. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of the provisions in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

Also in 2008, additional guidance was issued in ASC 323, *Investments – Equity Method and Joint Ventures*, which applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. The guidance was effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of the provisions had no impact on the Company's overall financial position and results of operations.

In April 2009, the FASB issued guidance in ASC 825, *Financial Instruments*, to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as for annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. The provisions were effective for interim reporting periods ending after June 15, 2009, and the Company adopted the provisions and provided the disclosures beginning with the period ended June 30, 2009.

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The guidance requires the disclosure of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. In addition, public entities are required to disclose that subsequent events have been evaluated through the date the financial statements were issued. ASC 855 was effective for interim or annual financial periods ending after June 15, 2009, and the Company adopted this guidance beginning with the period ended June 30, 2009.

In June 2009, the FASB issued ASC 105, *Generally Accepted Accounting Principles,* which establishes the FASB Accounting Standards Codification as the source of authoritative principles and standards recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Technical references to GAAP included in this filing are provided under the new FASB Accounting Standards Codification structure.

In August 2009, the FASB issued an update to ASC 820, *Fair Value Measurements and Disclosures,* which provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value through a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets. Entities are also permitted to use other valuation techniques that are consistent with the principles of ASC 820. The guidance provided in this update was effective for the first reporting period beginning after issuance, and the Company's adoption of this guidance had an immaterial impact on its overall financial position and results of operations.

In 2009, the FASB issued Accounting Standards Update (ASU) 2010-02, *Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification*, which clarifies that the guidance in ASC 810 applies to: (1) a subsidiary or group of assets that constitutes a business or nonprofit activity; (2) a subsidiary that is a business or a nonprofit activity that is transferred to an equity method investee or a joint venture; and (3) an exchange of a group of assets that constitute a business or nonprofit activity for a noncontrolling interest in an entity. ASU 2010-02 was effective for the first interim or annual reporting period ending on or after December 15, 2009, and the Company's adoption of this guidance had an immaterial impact on its overall financial position and results of operations.

Also in 2009, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements*, which amends certain disclosure requirements of ASC 820. This ASU provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, and the Company plans to comply with the disclosure requirements upon adoption.

(p) Reclassifications

Certain reclassifications have been made in the 2008 and 2007 consolidated financial statements to conform to the 2009 presentation.

(2) REAL ESTATE OWNED

The Company's real estate properties at December 31, 2009 and 2008 were as follows:

	December 31,	
	2009	*2008*
	(In thousands)	
Real estate properties:		
Land	$ **208,630**	187,617
Buildings and building improvements	**944,085**	867,506
Tenant and other improvements	**217,873**	197,159
Development	**97,594**	150,354
	1,468,182	1,402,636
Less accumulated depreciation	**(354,745)**	(310,351)
	$ **1,113,437**	1,092,285

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2009 were $5,856,000 compared to $6,946,000 for 2008 and $6,086,000 for 2007.

Total capital investment for development during 2009 was $35,057,000, which consisted of costs of $20,931,000 and $8,542,000 as detailed in the development activity table and costs of $5,584,000 for improvements on developments transferred to *Real Estate Properties* during the 12-month period following transfer.

DEVELOPMENT	Size (Unaudited)	Costs Incurred: For the Year Ended 12/31/09	Costs Incurred: Cumulative as of 12/31/09	Estimated Total Costs(1) (Unaudited)
	(Square feet)		*(In thousands)*	
LEASE-UP				
Beltway Crossing VII, Houston, TX	95,000	$ 1,432	5,645	6,400
Country Club III & IV, Tucson, AZ	138,000	2,680	10,727	12,100
Oak Creek IX, Tampa, FL	86,000	951	5,151	5,800
Blue Heron III, West Palm Beach, FL	20,000	652	2,550	2,700
World Houston 30, Houston, TX	88,000	4,289	5,880	6,600
Total Lease-up	427,000	10,004	29,953	33,600
UNDER CONSTRUCTION				
Arion 8 Expansion, San Antonio, TX	20,000	51	51	1,900
Total Under Construction	20,000	51	51	1,900
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)				
Tucson, AZ	70,000	–	417	4,900
Tampa, FL	249,000	29	3,919	14,600
Orlando, FL	1,584,000	6,573	21,026	101,700
Fort Myers, FL	659,000	909	15,923	48,100
Dallas, TX	70,000	71	641	4,100
El Paso, TX	251,000	–	2,444	9,600
Houston, TX	1,064,000	2,486	15,272	68,100
San Antonio, TX	595,000	708	6,147	37,500
Charlotte, NC	95,000	100	1,095	7,100
Jackson, MS	28,000	–	706	2,000
Total Prospective Development	4,665,000	10,876	67,590	297,700
	5,112,000	$ 20,931	97,594	333,200
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2009				
40th Avenue Distribution Center, Phoenix, AZ	90,000	$ –	6,539	
Wetmore II, Building B, San Antonio, TX	55,000	10	3,643	
Beltway Crossing VI, Houston, TX	128,000	149	5,756	
World Houston 28, Houston, TX	59,000	1,850	4,230	
Oak Creek VI, Tampa, FL	89,000	55	5,642	
Southridge VIII, Orlando, FL	91,000	338	6,339	
Techway SW IV, Houston, TX	94,000	918	5,761	
SunCoast III, Fort Myers, FL	93,000	294	7,012	
Sky Harbor, Phoenix, AZ	264,000	1,046	23,875	
World Houston 26, Houston, TX	59,000	661	3,479	
World Houston 29, Houston, TX	70,000	2,900	4,786	
12th Street Distribution Center, Jacksonville, FL	150,000	321	5,171	
Total Transferred to Real Estate Properties	1,242,000	$ 8,542	82,233 (2)	

(1) *Included in these costs are development obligations of $116 thousand and tenant improvement obligations of $484 thousand on properties under development.*

(2) *Represents cumulative costs at the date of transfer.*

In 2009, one operating property, Butterfield Trail (Building G) in El Paso, was transferred to real estate held for sale and subsequently sold. In 2008, two operating properties, North Stemmons I in Dallas and Delp Distribution Center III in Memphis, were transferred to real estate held for sale and then disposed of.

Also during 2008, EastGroup acquired one non-operating property (128,000 square feet) as part of the Orlando build-to-suit transaction with United Stationers. The Company purchased and then sold the building through its taxable REIT subsidiary and recognized a gain of $294,000. In addition, EastGroup sold 41 acres of residential land in San Antonio, Texas, for $841,000 with no gain or loss. This property was acquired as part of the Company's Alamo Ridge industrial land acquisition in September 2007.

Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under ASC 360, the results of operations for the properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the Consolidated Statements of Income. No interest expense was allocated to the properties that were held for sale or whose operations are included under *Discontinued Operations.* A summary of gain on sales of real estate for the years ended December 31, 2009, 2008 and 2007 follows:

Gain on Sales of Real Estate

Real Estate Properties	*Location*	*Size*	*Date Sold*	*Net Sales Price*	*Basis*	*Discount on Note Receivable*	*Deferred Gain*	*Recognized Gain*
						(In thousands)		
2009								
Butterfield Trail (Building G)	El Paso, TX	62,000 SF	11/20/09	$ 908	879	–	–	29
Deferred gain recognized from previous sales								31
				$ 908	879	–	–	60
2008								
North Stemmons I	Dallas, TX	123,000 SF	05/12/08	$ 4,633	2,684	–	–	1,949
United Stationers Tampa Building	Tampa, FL	128,000 SF	08/08/08	5,717	5,225	198	–	294
Delp Distribution Center III	Memphis, TN	20,000 SF	08/20/08	589	506	–	–	83
Alamo Ridge residential land	San Antonio, TX	41.0 Acres	09/08/08	762	762	–	–	–
Deferred gain recognized from previous sales								27
				$ 11,701	9,177	198	–	2,353
2007								
Delp Distribution Center I	Memphis, TN	152,000 SF	10/11/07	$ 3,080	2,477	–	–	603
Arion Business Park land	San Antonio, TX	13.1 Acres	10/11/07	2,890	318	–	–	2,572
Deferred gain recognized from previous sales								387
				$ 5,970	2,795	–	–	3,562

The following schedule indicates approximate future minimum rental receipts under non-cancelable leases for real estate properties by year as of December 31, 2009:

Future Minimum Rental Receipts Under Non-cancelable Leases

Years Ending December 31,	*(In thousands)*
2010	$ 123,204
2011	100,323
2012	75,790
2013	52,849
2014	35,535
Thereafter	61,136
Total minimum receipts	$ 448,837

Ground Leases

As of December 31, 2009, the Company owned two properties in Florida, two properties in Texas and one property in Arizona that are subject to ground leases. These leases have terms of 40 to 50 years, expiration dates of August 2031 to November 2037, and renewal options of 15 to 35 years, except for the one lease in Arizona which is automatically and perpetually renewed annually. Total ground lease expenditures for continuing and discontinued operations for the years ended December 31, 2009, 2008 and 2007 were $732,000, $717,000 and $708,000, respectively. Payments are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2009:

Future Minimum Ground Lease Payments

Years Ending December 31,	*(In thousands)*
2010	$ 700
2011	700
2012	700
2013	700
2014	700
Thereafter	14,604
Total minimum payments	$ 18,104

(3) UNCONSOLIDATED INVESTMENT

In November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The building was constructed in 1998 and is 100% leased through December 2014 to a single tenant who owns the other 50% interest in the property. This investment is accounted for under the equity method of accounting and had a carrying value of $2,725,000 at December 31, 2009 and $2,666,000 at December 31, 2008.

At the end of May 2005, EastGroup and the property co-owner closed a non-recourse first mortgage loan secured by Industry Distribution Center II. The $13.3 million loan has a 25-year term and an interest rate of 5.31% through June 30, 2015, when the rate will adjust on an annual basis according to the "A" Moody's Daily Long-Term Corporate Bond Yield Average. The lender has the option to call the note on June 30, 2015. EastGroup's share of this mortgage was $6,001,000 at December 31, 2009 and $6,159,000 at December 31, 2008.

(4) MORTGAGE LOANS RECEIVABLE

In connection with the sale of a property in 2008, EastGroup advanced the buyer $4,994,000 in a first mortgage recourse loan. In September 2008, EastGroup received a principal payment of $844,000. The mortgage loan has a five-year term and calls for monthly interest payments (interest accruals and payments began January 1, 2009) through the maturity date of August 8, 2013, when a balloon payment for the remaining principal balance of $4,150,000 is due. At the inception of the loan, EastGroup recognized a discount on the loan of $198,000. EastGroup recognized amortization of the discount of $12,000 in 2009 and $117,000 in 2008. Mortgage loans receivable, net of discount, are included in *Other Assets* on the Consolidated Balance Sheets.

(5) OTHER ASSETS

A summary of the Company's *Other Assets* follows:

	December 31,	
	2009	*2008*
	(In thousands)	
Leasing costs (principally commissions), net of accumulated amortization	**$ 21,483**	20,866
Straight-line rent receivable, net of allowance for doubtful accounts	**16,520**	14,914
Accounts receivable, net of allowance for doubtful accounts	**2,947**	4,094
Acquired in-place lease intangibles, net of accumulated amortization of $5,568 and $5,626 for 2009 and 2008, respectively	**3,134**	4,369
Mortgage loans receivable, net of discount of $69 and $81 for 2009 and 2008, respectively	**4,155**	4,174
Loan costs, net of accumulated amortization	**3,705**	4,246
Goodwill	**990**	990
Prepaid expenses and other assets	**8,360**	7,308
	$ 61,294	60,961

(6) NOTES PAYABLE TO BANKS

The Company has a four-year, $200 million unsecured revolving credit facility with a group of seven banks that matures in January 2012. The interest rate on the facility is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 15 to 20 basis points. The interest rate on each tranche is usually reset on a monthly basis and as of December 31, 2009, was LIBOR plus 85 basis points with an annual facility fee of 20 basis points. The line of credit has an option for a one-year extension at the Company's request. Additionally, there is a provision under which the line may be expanded by $100 million contingent upon obtaining increased commitments from existing lenders or commitments from additional lenders. EastGroup has two letters of credit totaling $2,389,000 associated with this line of credit. These letters reduce the amount available on the credit facility. At December 31, 2009, the weighted average interest rate was 1.090% on a balance of $86,000,000. The Company had an additional $111,611,000 remaining on this line of credit at that date.

The Company also has a four-year, $25 million unsecured revolving credit facility with PNC Bank, N.A. that matures in January 2012. This facility is customarily used for working capital needs. The interest rate on this working capital line is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement). Under this facility, the Company's interest rate as of December 31, 2009, was LIBOR plus 90 basis points with no annual facility fee. At December 31, 2009, the interest rate was 1.131% on a balance of $3,156,000. The Company had an additional $21,844,000 remaining on this line of credit at that date.

Average bank borrowings were $107,341,000 in 2009 compared to $125,647,000 in 2008 with weighted average interest rates of 1.48% in 2009 compared to 3.94% in 2008. Weighted average interest rates (including amortization of loan costs) were 1.76% for 2009 and 4.17% for 2008. Amortization of bank loan costs was $297,000, $295,000 and $353,000 for 2009, 2008 and 2007, respectively.

The Company's bank credit facilities have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its debt covenants at December 31, 2009.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $9,175,000 Tower Automotive Center recourse mortgage (See Note 7). Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes. The interest rate swap agreement is summarized as follows:

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Interest Rate*	*Effective Interest Rate*	*Fair Value at 12/31/09*	*Fair Value at 12/31/08*
	(In thousands)					*(In thousands)*	
Swap	$9,175	12/31/10	1 month LIBOR	4.03%	6.03%	($318)	($522)

(7) MORTGAGE NOTES PAYABLE

A summary of *Mortgage Notes Payable* follows:

Property	Interest Rate	Monthly P&I Payment	Maturity Date	Carrying Amount of Securing Real Estate at December 31, 2009	Balance at December 31, 2009	2008
				(In thousands)		
Dominguez, Kingsview, Walnut, Washington, Industry Distribution Center I and Shaw	6.800%	$ 358,770	Repaid	$ –	–	31,716
Oak Creek Distribution Center I	8.875%	52,109	Repaid	–	–	452
Tower Automotive Center *(recourse)* (1)	6.030%	Semiannual	01/15/11	8,590	**9,175**	9,365
Interstate I, II & III, Venture, Stemmons Circle, Glenmont I & II, West Loop I & II, Butterfield Trail and Rojas	7.250%	325,263	05/01/11	38,671	**37,403**	38,549
America Plaza, Central Green and World Houston 3-9	7.920%	191,519	05/10/11	24,187	**23,451**	23,873
University Business Center (120 & 130 Cremona)	6.430%	81,856	05/15/12	9,086	**3,768**	4,483
University Business Center (125 & 175 Cremona)	7.980%	88,607	06/01/12	12,470	**9,441**	9,738
Oak Creek Distribution Center IV	5.680%	31,253	06/01/12	6,110	**3,838**	3,990
Airport Distribution, Southpointe, Broadway I, III & IV, Southpark, 51st Avenue, Chestnut, Main Street, Interchange Business Park, North Stemmons I land and World Houston 12 & 13	6.860%	279,149	09/01/12	38,150	**34,330**	35,289
Interstate Distribution Center - Jacksonville	5.640%	31,645	01/01/13	6,455	**4,493**	4,612
Broadway V, 35th Avenue, Sunbelt, Beltway I, Lockwood, Northwest Point, Techway Southwest I and World Houston 10, 11 & 14	4.750%	259,403	09/05/13	41,107	**38,591**	39,839
Southridge XII, Airport Commerce Center I & II, Interchange Park, Ridge Creek III, World Houston 24, 25 & 27 and Waterford Distribution Center (2)	5.750%	414,229	01/05/14	70,319	**57,518**	59,000
Kyrene Distribution Center I	9.000%	11,246	07/01/14	2,131	**505**	591
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II	5.680%	175,479	10/10/14	27,099	**28,969**	29,415
Beltway II, III & IV, Commerce Park 1, Eastlake, Fairgrounds I-IV, Nations Ford I-IV, Techway Southwest III, Wetmore I-IV and World Houston 15 & 22	5.500%	536,552	04/05/15	73,093	**74,259**	76,544
Country Club I, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	256,952	12/05/15	21,035	**33,960**	35,316
Huntwood and Wiegman Distribution Centers	5.680%	265,275	09/05/16	22,882	**34,351**	35,546
Alamo Downs, Arion 1-15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	557,467	11/05/16	57,064	**71,136**	73,502
Broadway VI, World Houston 1 & 2, 21 & 23, Arion 16, Chino, Northpark I-IV, South 55th Avenue, East University I & II and Santan 10 II	5.570%	518,885	09/05/17	58,824	**70,100**	72,354
Dominguez, Kingsview, Walnut, Washington, Industry I & III and Shaw (3)	7.500%	539,747	05/05/19	52,309	**66,137**	–
Blue Heron Distribution Center II	5.390%	16,176	02/29/20	4,992	**1,524**	1,632
				$ 574,574	**602,949**	585,806

(1) The Tower Automotive mortgage has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03%. Interest and related fees result in an effective interest rate of 6.03%. Semiannual principal payments are made on this note; interest is paid monthly. The principal amounts of these payments increase incrementally as the loan approaches maturity. (See Note 6)

(2) This mortgage has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts subsequent to January 1, 2011.

(3) This mortgage has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts.

On January 2, 2009, the mortgage note payable of $9,365,000 on the Tower Automotive Center was repaid and replaced with another mortgage note payable for the same amount. The previous recourse mortgage was a variable rate demand note, and EastGroup had entered into a swap agreement to fix the LIBOR rate. In the fourth quarter of 2008, the bond spread over LIBOR required to re-market the note increased from a historical range of 3 to 25 basis points to a range of 100 to 500 basis points. Due to the volatility of the bond spread costs, EastGroup redeemed the note and replaced it with a recourse mortgage with a bank on the same payment terms except for the interest rate. The effective interest rate on the previous note was 5.30% until the fourth quarter of 2008 when the weighted average rate was 8.02%. The effective rate on the new note, including the swap, is 6.03%.

The Company's mortgage notes payable have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its debt covenants at December 31, 2009.

The Company currently intends to repay its debt obligations, both in the short- and long-term, through its operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments. Principal payments due during the next five years as of December 31, 2009 are as follows:

Years Ending December 31,		*(In thousands)*
2010	$	19,744
2011		86,663
2012		63,940
2013		55,197
2014		91,792

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's *Accounts Payable and Accrued Expenses* follows:

		December 31,	
		2009	*2008*
		(In thousands)	
Property taxes payable	**$**	**8,910**	11,136
Development costs payable		**665**	7,127
Interest payable		**2,766**	2,453
Dividends payable on nonvested restricted stock		**870**	1,257
Other payables and accrued expenses		**10,391**	10,865
	$	**23,602**	32,838

(9) OTHER LIABILITIES

A summary of the Company's *Other Liabilities* follows:

		December 31,	
		2009	*2008*
		(In thousands)	
Security deposits	**$**	**7,453**	7,560
Prepaid rent and other deferred income		**7,428**	5,430
Other liabilities		**834**	1,309
	$	**15,715**	14,299

(10) COMMON STOCK ACTIVITY

The following table presents the common stock activity for the three years ended December 31, 2009:

	Years Ended December 31,		
	2009	*2008*	*2007*
	Common Shares		
Shares outstanding at beginning of year	**25,070,401**	23,808,768	23,701,275
Common stock offerings	**1,600,000**	1,198,700	–
Stock options exercised	**57,436**	25,720	67,150
Dividend reinvestment plan	**7,938**	6,627	6,281
Incentive restricted stock granted	**92,555**	35,222	44,646
Incentive restricted stock forfeited	**(790)**	(2,520)	(2,250)
Director common stock awarded	**7,074**	5,034	3,048
Restricted stock withheld for tax obligations	**(8,514)**	(7,150)	(11,382)
Shares outstanding at end of year	**26,826,100**	25,070,401	23,808,768

Common Stock Issuances

During 2009, EastGroup issued 1,600,000 shares of its common stock through its continuous equity program with net proceeds to the Company of $57.6 million.

During the second quarter of 2008, EastGroup sold 1,198,700 shares of its common stock to Merrill Lynch, Pierce, Fenner & Smith Incorporated. The net proceeds were $57.2 million after deducting the underwriting discount and other offering expenses.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. Under the common stock repurchase plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase. The Company has not repurchased any shares under this plan since 2000.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan (the Plan). The Plan expired on December 3, 2008.

(11) STOCK-BASED COMPENSATION

The Company follows the provisions of ASC 718, *Compensation – Stock Compensation*, to account for its stock-based compensation plans. ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued.

Management Incentive Plan

The Company has a management incentive plan which was approved by the shareholders and adopted in 2004. This plan authorizes the issuance of up to 1,900,000 shares of common stock to employees in the form of options, stock appreciation rights, restricted stock (limited to 570,000 shares), deferred stock units, performance shares, stock bonuses and stock. Total shares available for grant were 1,597,886; 1,686,723; and 1,715,523 at December 31, 2009, 2008 and 2007, respectively. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

Stock-based compensation was $1,818,000, $2,931,000 and $3,043,000 for 2009, 2008 and 2007, respectively, of which $233,000, $866,000 and $978,000 were capitalized as part of the Company's development costs for the respective years.

Restricted Stock

The purpose of the restricted stock plan is to act as a retention device since it allows participants to benefit from dividends on shares as well as potential stock appreciation. Vesting generally occurs from 2 ½ years to 9 years from the date of grant for awards subject to service only. Restricted stock is granted to executive officers subject to continued service and the satisfaction of certain annual performance goals and multi-year market conditions as determined by the Compensation Committee. Restricted stock is granted to non-executive officers and other employees subject only to continued service. Under the modified prospective application method, the Company continues to recognize compensation cost on a straight-line basis over the service period for awards that precede January 1, 2006. The cost for performance-based awards after January 1, 2006 is amortized using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The cost for market-based awards after January 1, 2006 and awards that only require service is amortized on a straight-line basis over the requisite service periods.

The total compensation expense for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition (total shareholder return) was determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

In the second quarter of 2009, the Company's Board of Directors approved an equity compensation plan for its executive officers. The number of shares to be awarded will depend on the Compensation Committee's evaluation of the Company's achievement of a variety of performance goals for the year. The evaluation is for the year ended December 31, 2009, and any shares issued upon attainment of these goals will be determined by the Compensation Committee in the first quarter of 2010. The number of shares to be issued will range from zero to 61,426. These shares will vest 20% on the date shares are determined and awarded and 20% per year on January 1 for the subsequent four years.

Also in the second quarter of 2009, EastGroup's Board of Directors approved an equity compensation plan for the Company's executive officers based on EastGroup's total shareholder return for the period ended December 31, 2009. Any shares issued pursuant to this equity compensation plan will be issued during the first quarter of 2010. The number of shares to be issued will range from zero to 61,426. These shares will vest 25% per year on January 1 in years 2013, 2014, 2015 and 2016.

In the second quarter of 2008, the Company granted shares to executive officers contingent upon the attainment of certain annual performance goals. In March 2009, 31,811 shares were awarded at a grant date fair value of $47.65 per share. These shares vested 20% on March 5, 2009, and will vest 20% per year on each January 1 for the subsequent four years.

In the second quarter of 2006, the Company granted shares to executive officers contingent upon the attainment of performance goals over a three-year period ended December 31, 2008. The weighted average grant date fair value for shares to be awarded under the multi-year market conditions was approximately $2.1 million. In March 2009, 60,474 shares were awarded, and these shares will vest 25% per year on January 1, 2010, 2011, 2012 and 2013.

During 2008, the Compensation Committee approved the full vesting of the restricted shares of the Company's President and CEO, David H. Hoster II, upon his retirement on or after January 1, 2012, to the extent the performance period has been completed as of such retirement date.

During the restricted period for awards no longer subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to be awarded. Share certificates and dividends are delivered to the employee as they vest. As of December 31, 2009, there was $1,714,000 of unrecognized compensation cost related to nonvested restricted stock compensation that is expected to be recognized over a weighted average period of 2.5 years.

Following is a summary of the total restricted shares granted, forfeited and delivered (vested) to employees with the related weighted average grant date fair value share prices for 2009, 2008 and 2007. The table does not include the shares granted in 2009 that are contingent on performance goals or market conditions. Of the shares that vested in 2009, 2008 and 2007, 8,514 shares, 7,150 shares and 11,382 shares, respectively, were withheld by the Company to satisfy the tax obligations for those employees who elected this option as permitted under the applicable equity plan. As shown in the table below, the fair value of shares that were granted during 2009, 2008 and 2007 was $3,116,000, $1,720,000 and $1,961,000 respectively. As of the vesting date, the fair value of shares that vested during 2009, 2008 and 2007 was $1,971,000, $3,343,000, and $4,350,000, respectively.

Restricted Stock Activity:	*Years Ended December 31,*					
	2009		*2008*		*2007*	
	Shares	***Weighted Average Grant Date Fair Value***	*Shares*	*Weighted Average Grant Date Fair Value*	*Shares*	*Weighted Average Grant Date Fair Value*
Nonvested at beginning of year	**87,685**	**$ 36.95**	144,089	$ 31.65	196,671	$ 28.66
Granted [(1)]	**92,555**	**33.66**	35,222	48.83	44,646	43.93
Forfeited	**(790)**	**23.67**	(2,520)	26.51	(2,250)	23.52
Vested	**(55,370)**	**31.68**	(89,106)	33.37	(94,978)	31.42
Nonvested at end of year	**124,080**	**36.93**	87,685	36.95	144,089	31.65

(1) Includes shares granted in prior years for which performance conditions have been satisfied and the number of shares have been determined.

Following is a vesting schedule of the total nonvested shares as of December 31, 2009:

Nonvested Shares Vesting Schedule	*Number of Shares*
2010	38,548
2011	35,647
2012	36,140
2013	13,745
Total Nonvested Shares	124,080

Employee Stock Options

The Company has not granted stock options to employees since 2002. Outstanding employee stock options vested equally over a two-year period; accordingly, all options are now vested. The intrinsic value realized by employees from the exercise of options during 2009, 2008 and 2007 was $539,000, $585,000 and $1,492,000, respectively. There were no employee stock options granted or forfeited during the years presented. Following is a summary of the total employee stock options exercised and expired with related weighted average exercise share prices for 2009, 2008 and 2007.

Stock Option Activity:	*Years Ended December 31,*					
	2009		*2008*		*2007*	
	Shares	***Weighted Average Exercise Price***	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**55,436**	**$ 20.51**	76,656	$ 20.49	135,056	$ 21.10
Exercised	**(50,686)**	**20.39**	(21,220)	20.43	(58,400)	21.89
Outstanding at end of year	**4,750**	**21.80**	55,436	20.51	76,656	20.49
Exercisable at end of year	**4,750**	**$ 21.80**	55,436	$ 20.51	76,656	$ 20.49

Employee outstanding stock options at December 31, 2009, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 19.00 – 25.30	4,750	1.0 years	$ 21.80	$78,000

Directors Equity Plan

The Company has a directors equity plan that was approved by shareholders and adopted in 2005 (the 2005 Plan), which authorizes the issuance of up to 50,000 shares of common stock through awards of shares and restricted shares granted to nonemployee directors of the Company. The 2005 Plan replaced prior plans under which directors were granted stock option awards. Outstanding grants under prior plans will be fulfilled under those plans.

Directors were issued 7,074 shares, 5,034 shares and 3,048 shares of common stock for 2009, 2008 and 2007, respectively. In addition, in 2005, 481 shares of restricted stock at $41.57 were granted, all of which were vested as of December 31, 2009. There were 29,761 shares available for grant under the 2005 Plan at December 31, 2009.

Stock-based compensation expense for directors was $242,000, $200,000 and $155,000 for 2009, 2008 and 2007, respectively. The intrinsic value realized by directors from the exercise of options was $83,000, $120,000 and $218,000 for 2009, 2008 and 2007, respectively.

There were no director stock options granted or expired during the years presented below. Following is a summary of the total director stock options exercised with related weighted average exercise share prices for 2009, 2008 and 2007.

Stock Option Activity:	*Years Ended December 31,*					
	2009		*2008*		*2007*	
	Shares	***Weighted Average Exercise Price***	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**38,250**	**$ 23.29**	42,750	$ 23.01	51,500	$ 22.93
Exercised	**(6,750)**	**21.64**	(4,500)	20.63	(8,750)	22.49
Outstanding at end of year	**31,500**	**23.65**	38,250	23.29	42,750	23.01
Exercisable at end of year	**31,500**	**$ 23.65**	38,250	$ 23.29	42,750	$ 23.01

Director outstanding stock options at December 31, 2009, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 21.40 - 26.60	31,500	2.0 years	$ 23.65	$461,000

(12) REDEMPTION OF SERIES D PREFERRED SHARES

On July 2, 2008, EastGroup redeemed all 1,320,000 shares of its 7.95% Series D Cumulative Redeemable Preferred Stock at a redemption price of $25.00 per share ($33,000,000) plus accrued and unpaid dividends of $.011 per share for the period from July 1, 2008, through and including the redemption date, for an aggregated redemption price of $25.011 per Series D Preferred Share. Original issuance costs of $674,000 and additional redemption costs of $8,000 were charged against net income available to EastGroup Properties, Inc. common stockholders in conjunction with the redemption of these shares.

The Company declared dividends of $1.0048 per Series D Preferred share for 2008 and $1.9876 per share for 2007.

(13) COMPREHENSIVE INCOME

Comprehensive income is comprised of net income plus all other changes in equity from non-owner sources. The components of accumulated other comprehensive income (loss) for 2009, 2008 and 2007 are presented in the Company's Consolidated Statements of Changes in Equity and are summarized below.

	2009	*2008*	*2007*
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):		*(In thousands)*	
Balance at beginning of year	**$ (522)**	(56)	314
Change in fair value of interest rate swap	**204**	(466)	(370)
Balance at end of year	**$ (318)**	(522)	(56)

(14) EARNINGS PER SHARE

The Company applies ASC 260, *Earnings Per Share*, which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2009	2008	2007
		(In thousands)	
BASIC EPS COMPUTATION FOR INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.			
Numerator – net income available to common stockholders	**$ 26,659**	32,134	27,110
Denominator – weighted average shares outstanding	**25,590**	24,503	23,562
DILUTED EPS COMPUTATION FOR INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC.			
Numerator – net income available to common stockholders	**$ 26,659**	32,134	27,110
Denominator:			
Weighted average shares outstanding	**25,590**	24,503	23,562
Common stock options	**19**	54	87
Nonvested restricted stock	**81**	96	132
Total Shares	**25,690**	24,653	23,781

(15) QUARTERLY RESULTS OF OPERATIONS – UNAUDITED

	2009 Quarter Ended [1]				2008 Quarter Ended [1]			
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	(In thousands, except per share data)							
Revenues	**$ 43,538**	**43,189**	**43,349**	**42,931**	40,833	41,564	43,401	44,070
Expenses	**(35,659)**	**(35,925)**	**(37,067)**	**(37,152)**	(32,621)	(33,618)	(35,430)	(35,473)
Income from continuing operations	**7,879**	**7,264**	**6,282**	**5,779**	8,212	7,946	7,971	8,597
Income (loss) from discontinued operations	**(38)**	**(38)**	**(38)**	**4**	35	1,937	70	–
Net income	**7,841**	**7,226**	**6,244**	**5,783**	8,247	9,883	8,041	8,597
Net income attributable to noncontrolling interest in joint ventures	**(163)**	**(70)**	**(97)**	**(105)**	(156)	(137)	(169)	(164)
Net income attributable to EastGroup Properties, Inc.	**7,678**	**7,156**	**6,147**	**5,678**	8,091	9,746	7,872	8,433
Preferred dividends – Series D	**–**	**–**	**–**	**–**	(656)	(656)	(14)	–
Costs on redemption of Series D Preferred shares	**–**	**–**	**–**	**–**	–	–	(682)	–
Net income available to EastGroup Properties, Inc. common stockholders	**$ 7,678**	**7,156**	**6,147**	**5,678**	7,435	9,090	7,176	8,433
BASIC PER SHARE DATA FOR INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. [2]								
Net income available to common stockholders	**$ .31**	**.28**	**.24**	**.22**	.31	.37	.29	.34
Weighted average shares outstanding	**24,999**	**25,326**	**25,811**	**26,208**	23,684	24,488	24,908	24,923
DILUTED PER SHARE DATA FOR INCOME ATTRIBUTABLE TO EASTGROUP PROPERTIES, INC. [2]								
Net income available to common stockholders	**$ .31**	**.28**	**.24**	**.22**	.31	.37	.29	.34
Weighted average shares outstanding	**25,070**	**25,413**	**25,916**	**26,327**	23,829	24,647	25,069	25,059

(1) *Certain reclassifications have been made to the quarterly data previously disclosed due to the disposal of properties in 2009 and 2008 whose results of operations were reclassified to discontinued operations in the consolidated financial statements.*

(2) *The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share. The sum of quarterly financial data may vary from the annual data due to rounding.*

(16) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $396,000, $467,000 and $429,000 for 2009, 2008 and 2007, respectively.

(17) LEGAL MATTERS

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business or which is expected to be covered by the Company's liability insurance.

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also provides guidance for using fair value to measure financial assets and liabilities. The Codification requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3). The Company's interest rate swap, as discussed in Note 6, is reported at fair value and is shown on the Consolidated Balance Sheets under *Other Liabilities*. The fair value of the interest rate swap is determined by estimating the expected cash flows over the life of the swap using the mid-market rate and price environment as of the last trading day of the reporting period. This market information is considered a Level 2 input as defined by ASC 820.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments in accordance with ASC 820, at December 31, 2009 and 2008.

	December 31,			
	2009		2008	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	(In thousands)			
Financial Assets				
Cash and cash equivalents	$ **1,062**	**1,062**	293	293
Mortgage loans receivable, net of discount	**4,155**	**4,289**	4,174	4,189
Financial Liabilities				
Mortgage notes payable	**602,949**	**610,252**	585,806	555,096
Notes payable to banks	**89,156**	**84,627**	109,886	101,484

Carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions, except as indicated in the notes below.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value due to the short maturity of those instruments.
Mortgage loans receivable, net of discount (included in Other Assets on the Consolidated Balance Sheets): The fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
Mortgage notes payable: The fair value of the Company's mortgage notes payable is estimated by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.
Notes payable to banks: The fair value of the Company's notes payable to banks is estimated by discounting expected cash flows at current market rates.

(19) SUBSEQUENT EVENTS

The Company has evaluated and disclosed in the paragraphs below all material subsequent events that provide additional evidence about conditions that existed as of December 31, 2009. The Company evaluated these subsequent events through the date on which the financial statements contained herein were issued.

In January 2010, EastGroup purchased two business distribution buildings containing 193,000 square feet in Charlotte, North Carolina, for $5.3 million. The buildings, which have been renamed Commerce Park 2 and 3, are located in the city's southwest submarket and increase the Company's ownership in Charlotte to over 1.8 million square feet.

Also in January, the Company acquired Ocean View Corporate Center, a three-building, multi-tenant distribution complex in San Diego, California, for $17 million. Located in the Otay Mesa submarket, Ocean View contains 274,000 square feet and increases EastGroup's ownership in the south San Diego market to 465,000 square feet.

GLOSSARY OF REIT TERMS

Listed below are definitions of commonly used real estate investment trust (REIT) industry terms. For additional information on REITs, please see the National Association of Real Estate Investment Trusts (NAREIT) web site at www.nareit.com.

Real Estate Investment Trust: A company that owns and, in most cases, operates income–producing real estate such as apartments, shopping centers, offices, hotels and warehouses. Some REITs also engage in financing real estate. The shares of most REITs are freely traded, usually on a major stock exchange.

To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. A company that qualifies as a REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income. As a result, most REITs remit at least 100 percent of their taxable income to their shareholders and therefore owe no corporate federal income tax. Taxes are paid by shareholders on the dividends received. Most states honor this federal treatment and also do not require REITs to pay state income tax.

Industrial Properties: Generally consisting of four concrete walls tilted up on a slab of concrete with a roof that holds it all together. An internal office component is then added. Business uses include warehousing, distribution, light manufacturing and assembly, research and development, showroom, office, or a combination of some or all of the aforementioned.

Business Distribution Facility: A warehouse building with a ceiling clear height of 18 to 24 feet, a depth of 200 feet or less, and an office build–out of 10–25 percent.

Property Net Operating Income (PNOI): Income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

EBITDA: Earnings before interest, taxes, depreciation and amortization.

Funds From Operations (FFO): The most commonly accepted reporting measure of a REIT's operating performance. It is equal to a REIT's net income (loss) determined in accordance with generally accepted accounting principles, excluding gains or losses from sales of depreciable property, adding back real estate depreciation and amortization, and adjusting for unconsolidated partnerships and joint ventures.

Total Return: A stock's dividend income plus capital appreciation over a specified period as a percentage of the stock price at the beginning of the period.

Straight–Lining: The process of averaging the customer's rent payments over the life of the lease. Generally accepted accounting principles require real estate companies to "straight–line" rents.

Debt–to–Total Market Capitalization Ratio: A ratio calculated by dividing a company's debt by the total amount of a company's equity (at market value) and debt.

Percentage Leased: The percentage of total leasable square footage for which there is a signed lease, including month–to–month leases, as of the close of the reporting period. Space is considered leased upon execution of the lease.

Percentage Occupied: The percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period.

Same Properties: Operating properties owned during the entire current period and prior year reporting period. Development properties are excluded until stabilized for both the current and prior year reporting periods.

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10–K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2010



DAVID H. HOSTER II
Chief Executive Officer

Certification of Chief Financial Officer
EastGroup Properties, Inc.

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10–K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2010



N. KEITH MCKEY
Chief Financial Officer

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

In connection with the annual report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David H. Hoster II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



DAVID H. HOSTER II
Chief Executive Officer
February 26, 2010

Certification of Chief Financial Officer
EastGroup Properties, Inc.

In connection with the annual report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Keith McKey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



N. KEITH MCKEY
Chief Financial Officer
February 26, 2010

SHAREHOLDER INFORMATION

Corporate Headquarters

190 East Capitol Street
Suite 400
Jackson, MS 39201
601-354-3555
601-352-1441 fax
www.eastgroup.net

Regional Offices

2966 Commerce Park Drive
Suite 450
Orlando, FL 32819
407-251-7075
407-854-7167 fax

4220 World Houston Parkway
Suite 170
Houston, TX 77032
281-987-7200
281-987-7207 fax

2200 East Camelback Road
Suite 210
Phoenix, AZ 85016
602-840-8600
602-840-8602 fax

Registrar and Transfer Agent

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:
Wells Fargo Bank, N.A.
Post Office Box 64854
St. Paul, MN 55164-0874
800-468-9716 or 651-450-4064
651-450-4078 fax
www.wellsfargo.com/com/shareowner_services

Dividend Reinvestment Plan

EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

Annual Meeting

The annual shareholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Wednesday, May 26, 2010, at the EastGroup offices in Jackson, Mississippi.

Auditors

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Legal Counsel

Jaeckle Fleischmann & Mugel, LLP
Twelve Fountain Plaza
Buffalo, NY 14202

Stock Market Information


EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

Member


NAREIT
NAREIT

National Association of Real Estate Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.


WWW.EASTGROUP.NET